UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 12, 2008

Mizuho Financial Group, Inc.

By:	/s/ Terunobu Maeda
Name:	Terunobu Maeda
Title:	President & CEO

Recent Developments

The following is a summary of significant business developments since March 31, 2007 relating to Mizuho Financial Group.

Developments Relating to Our Capital

In May 2007, we repurchased all of the 261,040.83 shares of our common stock held by our subsidiary, Mizuho Financial Strategy Co., Ltd., for cash consideration of ¥221.1 billion and cancelled such shares on the same day as the repurchase.

In June 2007, we redeemed ¥185.5 billion of non-dilutive preferred securities issued by offshore special purpose companies.

In August and September 2007, we repurchased a total of 214,900 shares of our common stock on the Tokyo Stock Exchange, through a trust established for this purpose, for ¥150.0 billion, with the purpose of offsetting the potential dilutive effect of the conversion of our Eleventh Series Class XI preferred stock after the commencement of the conversion period on July 1, 2008 and cancelled such shares in September 2007. We may consider setting up additional repurchase limits and conducting share repurchases in the future, based on market conditions, our earnings trend and other factors.

In January 2008, we issued ¥274.5 billion of non-dilutive preferred securities through an offshore special purpose company so as to increase our Tier 1 capital to secure the agility and improve the flexibility of our future capital strategy.

Expansion of Our Retail Business

We offer Mizuho Mileage Club, a membership service through which members can receive benefits depending on their level of business relationship with Mizuho Bank, Ltd. and accumulate points when they use credit cards and conduct other transactions with Mizuho Bank. By November 30, 2007, we had increased the number of Mizuho Mileage Club members to over 5 million from approximately 3.27 million as of March 31, 2007. In order to expand the market coverage for individual customers, we plan to establish 100 new retail-only branches, including through the conversion of sub-branches into branches. We increased the number of such retail-only branches by 10 to 28 in the six months ended September 30, 2007. We also further strengthened Mizuho Bank’s financial consulting capabilities through various measures. Such measures include the introduction of a new type of branch office called “Personal Square,” which focuses on addressing the needs of individual customers and offer a more comfortable floor layout and flexible business hours compared to Mizuho Bank’s other branch offices. We had 108 Personal Squares as of September 30, 2007. We also increased the number of branches and offices with a designated space for private consultations with customers called “Premium Salons” to 280 as of September 30, 2007 from 250 as of March 31, 2007 and those with securities consulting booths called “Planet Booths” to 108 as of September 30, 2007 from 100 as of March 31, 2007. We have also increased the number of Mizuho Bank’s financial consultants to approximately 2,500 as of September 30, 2007 from approximately 2,300 as of March 31, 2007. Such financial consultants make proposals regarding investments such as investment trusts, foreign currency deposits, individual annuities and Japanese government bond sold to individual customers. We aim to increase the number of financial consultants to 3,000 over time. In terms of products offered, we plan to continue taking advantage of the full deregulation of over-the-counter sales of insurance products by banks, which became effective in December 2007, beginning with the addition in the same month of medical care insurance as a product that we offer as sales agent at all of the branches of Mizuho Bank. In the area of credit card business, Mizuho Bank established a third-party processing company called “Qubitous Co., Ltd.” together with Credit Saison Co., Ltd. in October 2007. In addition, Mizuho Bank purchased 7.5 million shares of Credit Saison for ¥23.5 billion through a private purchase in December 2007 so as to further strengthen the comprehensive strategic business alliance with Credit Saison. Upon consummation of the transaction, members of the Mizuho group held 11.69% of the shares of Credit Saison as disclosed in our large shareholding report submitted to the Director of the Kanto Local Finance Bureau on January 7, 2008.

Expansion of Our International Network

Mizuho Corporate Bank, Ltd. opened a branch in Milan, Italy in April 2007, a representative office of the New York Branch in Mexico in May 2007 and a branch in Dubai in June 2007. In addition, we have received permission to commence preparation for the establishment of a branch in Taichung, Taiwan. These new branches strengthen our capability to offer various services to our customers in the respective regions.

In June 2007, Mizuho Corporate Bank established Mizuho Corporate Bank (China), Ltd., a wholly owned banking subsidiary, and transferred the business of branches in Shanghai, Shenzhen, Dalian, Beijing and Wuxi to the new subsidiary. Mizuho Corporate Bank (China) also opened a branch in Tianjin in July 2007 and a sub-branch in the Dalian Economic & Technological Development Area in October 2007. In addition, we have received official approval from the China Banking Regulatory Commission to commence preparations for the establishment of a branch in Qingdao and Guangzhou. The establishment of Mizuho Corporate Bank (China) is expected to enable us to offer renminbi-denominated deposits and loans in all of our China branches and will facilitate license acquisition for new services and new branch openings.

In November 2007, Mizuho Corporate Bank completed the transfer of business operations from Mizuho Corporate Bank (Canada), its wholly-owned subsidiary, to the newly established Canada Branch and Vancouver Office. The establishment of the new branch and office is expected to enable us to respond faster and with greater precision to the needs of customers.

In January 2008, we acquired all of the outstanding common shares of The Michinoku Bank (Moscow) Ltd., a wholly-owned subsidiary of The Michinoku Bank, Ltd. This acquisition enables us to provide local support and an expanded range of financial services to our customers that are planning to establish or expand business operations in Russia.

Impact of the dislocation in the global financial market

The impact of the dislocation in the global financial market stemming from U.S. subprime loan issues has spread widely across the markets for securitization products, including residential mortgage-backed securities (RMBS) and collateralized debt obligations (CDOs) backed by RMBS, regardless of whether they involve U.S. subprime mortgage loans, leading to significant liquidity problems that have contributed to the declines in the value, and disruption of historical pricing relationships, of such products. The adverse impact has further expanded to various markets such as asset-backed commercial paper (ABCP) and loans related to leveraged buyout transactions. In addition, structured investment vehicles (SIVs), which are investment vehicles that are designed to earn a spread between the short-term debt that they issue and the longer-term investments (including the types of securities that were impacted by the market dislocation) that they make, are facing significant liquidity issues in connection with their issuances of short-term debt as a result of rating agency downgrades of their longer-term investments and other related market developments.

The foregoing market developments have adversely affected our financial condition and results of operations. In the six months ended September 30, 2007, our three principal banking subsidiaries, Mizuho Corporate Bank, Mizuho Bank and Mizuho Trust Bank, including their overseas subsidiaries, incurred approximately ¥16 billion of impairment losses on securitization products (which were accounted as unrealized losses under Japanese GAAP as of September 30, 2007), approximately ¥2 billion of losses on sales of securitization products (which include approximately ¥0.6 billion of losses on securitization products backed at least in part by U.S. subprime loans), approximately ¥24 billion of losses related to loans held for sale mainly in connection with leveraged buyout transactions and approximately ¥10 billion of impairment losses and provisions for reserves related to SIVs and certain other subprime-related losses, net of gains from hedging with credit default swaps. During the same period, Mizuho Securities (including, for the purposes of this subsection, its overseas subsidiaries) incurred approximately ¥35 billion of trading losses (net of hedges) on securitization products in trading account assets. Thus the total of the above losses of our principal banking subsidiaries and Mizuho Securities was approximately ¥87 billion for the six months ended September 30, 2007.

We continue to hold a significant amount of securitization products. The balance of securitization products held by our principal banking subsidiaries and Mizuho Securities, on a managerial accounting basis used for risk monitoring purposes, totaled approximately ¥4.7 trillion and ¥900 billion, respectively, as of September 30, 2007, including foreign currency-denominated RMBS and CDOs backed by RMBS in the amount of approximately ¥400 billion held by our principal banking subsidiaries and ¥380 billion held by Mizuho Securities. Of the approximately ¥400 billion held by our principal banking subsidiaries, approximately ¥6 billion was attributable to CDOs backed at least in part by U.S. subprime loans. Of the approximately ¥380 billion held by Mizuho Securities, approximately ¥110 billion was backed at least in part by U.S. subprime loans. The following table shows the breakdown of securitization products in our principal banking subsidiaries (available-for-sale securities) and Mizuho Securities (trading account assets) as of September 30, 2007:

As of September 30, 2007(1)
(in trillions of yen)
Principal banking subsidiaries (including overseas subsidiaries):
Total balance of securitization products	¥4.7
Foreign currency-denominated securitization products	1.2
RMBS; and CDOs backed by RMBS	0.4(2)
Other CDOs	0.2
Asset-backed securities; collateralized loan obligations; and others	0.6

Mizuho Securities (including overseas subsidiaries):
Total balance of securitization products	¥0.9
Foreign currency-denominated securitization products	0.5
RMBS; and CDOs backed by RMBS	0.38(3)
Other CDOs	0.14
Asset-backed securities; collateralized loan obligations; and others	0.02

Notes:

1.	Approximate amount based on a managerial accounting basis.
2.	Of this amount, approximately ¥6 billion was attributable to CDOs backed at least in part by U.S. subprime loans.
3.	Of this amount, approximately ¥110 billion was backed at least in part by U.S. subprime loans.

With respect to our approximately ¥25 billion in total investments and loan exposures to SIVs, we incurred impairment losses and provisions for reserves of ¥21 billion through September 30, 2007. This ¥21 billion is included in the approximately ¥87 billion in losses mentioned in the second paragraph of this subsection. We do not serve as the investment manager or provide liquidity facilities or other credit support to any SIVs.

As of September 30, 2007, we had a total of approximately ¥860 billion in loans held for sale, most of which were related to overseas leveraged buyout transactions. We had losses related to those loans held for sale of approximately ¥24 billion for the six months ended September 30, 2007. This ¥24 billion is also included in the approximately ¥87 billion of losses mentioned in the second paragraph of this subsection. In addition, as of September 30, 2007, we had a total of approximately ¥80 billion in outstanding loans to U.S. mortgage companies mainly for their working capital, all of which companies were rated investment grade by nationally recognized statistical rating organizations. As of September 30, 2007, we had no subprime-related warehouse loans, or loans that provide interim funding to other financial institutions while they accumulate assets underlying a new asset-backed securities issuance.

As of September 30, 2007, our consolidated variable interest entities (VIEs) had issued a total of approximately ¥765 billion in ABCPs outstanding. An ABCP program generally involves a VIE that purchases receivables from participating clients and other financial assets to meet off-balance-sheet or liquidity needs and then issues commercial paper and/or receives loans from us that are secured by the financial assets. Approximately ¥388 billion of this amount related to domestic ABCP programs with respect to which most of the underlying assets were domestic accounts receivables. The remaining ¥377 billion were ABCP programs in the United States, and there was an additional approximately ¥240 billion in unused portions of the programs. Approximately ¥152 billion of the combined amount of ¥617 billion of the above U.S. ABCP programs was backed by a CDO with underlying assets consisting in part of U.S. subprime loans, and the remainder was mainly backed by credit card receivables of U.S. banks and accounts receivables of U.S. subsidiaries of Japanese corporations. We are generally required to provide liquidity support with respect to the above U.S. ABCP programs.

As shown above, we continue to hold a significant amount of assets that are exposed to the risk of further declines in value or that may otherwise lead to further losses, and the amount of assets exposed to such risk may increase in the future depending on market conditions and other factors. Although we do not prepare quarterly financial information under U.S. GAAP, we reported losses totaling ¥345 billion under Japanese GAAP for the nine months ended December 31, 2007, as disclosed in our report on Form 6-K furnished to the United States Securities and Exchange Commission on January 31, 2008, which represents a significant increase from the ¥69 billion for the six months ended September 30, 2007. The amount of losses for the three months ended December 31, 2007 was aggravated by losses related to liquidity support for ABCP programs sponsored by us in the United States and losses related to a downgrade of a U.S. monoline insurer that is a counterparty to our credit default swaps. Market conditions have continued to deteriorate after December 31, 2007, and we may be subject to additional losses in subsequent periods absent a market recovery.

Others

Postponement of the merger of Mizuho Securities and Shinko Securities

In November 2007, we announced the commencement of negotiations for the amendment of the terms, including the merger ratio, of the Merger Agreement dated March 29, 2007 between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd., an equity-method affiliate of ours. In December 2007, we announced the postponement of the scheduled effective date of the merger from January 2008 to May 2008, subject to regulatory approval and other procedures, taking into consideration the continuing dislocation in the financial market stemming from U.S. subprime loan issues .

Third-party allocation of new shares by Mizuho Securities to Mizuho Corporate Bank

In December 2007 and January 2008, Mizuho Corporate Bank, the parent company of Mizuho Securities, subscribed to a new share issuance of ¥150 billion and ¥250 billion, respectively, through a third-party allocation by Mizuho Securities so as to strengthen the capital base and business platform of Mizuho Securities and its subsidiaries.

Change of ownership structure of our group securities companies

In order to further strengthen collaboration between the group’s banks and securities companies and to underscore such strengthened collaboration from a capital structure perspective, Mizuho Bank purchased in December 2007 127,564 thousand shares of common stock of Mizuho Investors Securities Co., Ltd. from Mizuho Securities, constituting 10.39% of outstanding voting rights, and Mizuho Corporate Bank similarly purchased 39,800 thousand shares of common stock of Shinko Securities, constituting 5.19% of outstanding voting rights. Upon consummation of the above transactions, Mizuho Bank held 65.54% of the voting rights of Mizuho Investors Securities and Mizuho Corporate Bank held 16.23% of the voting rights of Shinko Securities.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,		Increase (decrease)
	2006	2007
	(in billions of yen)
Interest and dividend income	¥1,183.5	¥1,576.8	¥393.3
Interest expense	667.8	1,031.0	363.2

Net interest income	515.7	545.8	30.1
Provision (credit) for loan losses	(70.8)	(63.5)	7.3

Net interest income after provision (credit) for loan losses	586.5	609.3	22.8
Noninterest income	672.2	676.2	4.0
Noninterest expenses	637.5	738.6	101.1

Income before income tax expense (benefit)	621.2	546.9	(74.3)
Income tax expense (benefit)	(30.6)	1.8	32.4

Net income	¥651.8	¥545.1	¥(106.7)

Executive Summary

Net interest income increased by ¥30.1 billion, or 5.8%, from the six months ended September 30, 2006 to ¥545.8 billion in the six months ended September 30, 2007 due to an increase in interest and dividend income of ¥393.3 billion offset in part by an increase in interest expense of ¥363.2 billion. The increase in interest and dividend income was due mainly to the increases in interest income from loans, interest and dividend income from investments, and interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions, in each case mainly as a result of an increase in average yield, reflecting a general increase in interest rate levels of major currencies. The increase in interest expense was due mainly to the increase in interest expense on deposits and short-term borrowings attributable mainly to the increase in the average balance and the increase in average interest rates on these liabilities reflecting a general increase in interest rate levels of major currencies. We recorded a credit for loan losses of ¥63.5 billion in the six months ended September 30, 2007, a decrease of ¥7.3 billion compared to the six months ended September 30, 2006. The decrease in credit for loan losses was mainly a result of an increase in allowance for loan losses due mainly to the declining trend in the financial condition of small and medium sized enterprises (“SMEs”) that have relatively weak business bases and the downgrading of some large borrowers to lower internal credit ratings.

Noninterest income increased by ¥4.0 billion, or 0.6%, from the six months ended September 30, 2006 to ¥676.2 billion in the six months ended September 30, 2007 due mainly to increases in investment gains—net offset in part by a decrease in fees and commissions income. The increase in investment gains—net was mainly a result of impairment losses on Japanese government bonds in the six months ended September 30, 2006, offset in part by an increase in losses on sales of and impairment losses related to various types of securitization products incurred in the six months ended September 30, 2007 due to the dislocation in the global financial market stemming from U.S. subprime loan issues and by impairment losses on equity securities reflecting declines in domestic stock markets. Fees and commissions income decreased by ¥16.7 billion from the six months ended September 30, 2006 to ¥307.0 billion in the six months ended September 30, 2007 due mainly to a decrease in fees and commissions from deposits, debentures and lending business, reflecting increased competition in the domestic loan market.

Noninterest expenses increased by ¥101.1 billion, or 15.9%, from the six months ended September 30, 2006 to ¥738.6 billion in the six months ended September 30, 2007 due mainly to an increase in other noninterest expenses and a provision for losses on off-balance-sheet instruments in the six months ended September 30, 2007 compared to a credit in the six months ended September 30, 2006. The increase in other noninterest expenses was due mainly to losses related to loans held for sale mainly in connection with overseas leveraged buyout transactions reflecting the impact of the dislocation in the global financial market stemming from U.S. subprime loan issues. The provision for losses on off-balance-sheet instruments was due mainly to downgrades in credit ratings of some obligors.

As a result of the foregoing, income before income tax expense (benefit) decreased by ¥74.3 billion to ¥546.9 billion. We recorded an income tax expense of ¥1.8 billion in the six months ended September 30, 2007 compared to a benefit of ¥30.6 billion in the six months ended September 30, 2006, resulting in net income in the six months ended September 30, 2007 of ¥545.1 billion, a decrease of ¥106.7 billion, or 16.4%, from the six months ended September 30, 2006.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,						Increase (decrease)
	2006			2007
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥1,725.6	¥38.4	4.44%	¥2,206.9	¥39.3	3.56%	¥481.3	¥0.9	(0.88)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,424.8	213.7	2.95	16,015.8	323.7	4.03	1,591.0	110.0	1.08
Trading account assets	13,553.9	33.8	0.50	14,149.1	31.4	0.44	595.2	(2.4)	(0.06)
Investments	36,827.1	254.6	1.38	38,707.4	377.9	1.95	1,880.3	123.3	0.57
Loans	67,031.3	643.0	1.91	68,715.9	804.5	2.34	1,684.6	161.5	0.43

Total interest-earning assets	133,562.7	1,183.5	1.77	139,795.1	1,576.8	2.25	6,232.4	393.3	0.48
Deposits	69,133.2	248.5	0.72	78,374.0	393.1	1.00	9,240.8	144.6	0.28
Debentures	6,077.7	18.2	0.60	4,364.8	13.0	0.59	(1,712.9)	(5.2)	(0.01)
Short-term borrowings(1)	28,964.4	284.2	1.96	32,802.6	491.9	2.99	3,838.2	207.7	1.03
Trading account liabilities	10,853.2	34.2	0.63	11,181.3	28.0	0.50	328.1	(6.2)	(0.13)
Long-term debt	5,017.8	82.7	3.29	6,802.9	105.0	3.08	1,785.1	22.3	(0.21)

Total interest-bearing liabilities	120,046.3	667.8	1.11	133,525.6	1,031.0	1.54	13,479.3	363.2	0.43

Net	¥13,516.4	¥515.7	0.66	¥6,269.5	¥545.8	0.71	¥(7,246.9)	¥30.1	0.05

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions, commercial paper and other short-term borrowings.

Interest and dividend income increased by ¥393.3 billion, or 33.2%, from the six months ended September 30, 2006 to ¥1,576.8 billion in the six months ended September 30, 2007 due mainly to increases in interest income from loans, investments and call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The increase in interest income from loans was due mainly to a rise in the average yield on domestic and foreign loans, reflecting a general increase in interest rate levels of major currencies such as the Japanese yen, U.S. dollar and euro, and an increase in the average balance of loans of ¥1,684.6 billion, reflecting an increase in overseas lending as a result of our efforts to increase foreign loan assets. The increase in interest and dividend income from investments was due mainly to a rise in the average yield on domestic and foreign investments, reflecting a general increase in interest rate levels of major currencies, as well as an increase in the average balance of investments of ¥1,880.3 billion, reflecting an increase in foreign investments which more than offset a decrease in the average balance of domestic investments. The changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥283.8 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥109.5 billion, resulting in the ¥393.3 billion increase in interest and dividend income.

Interest expense increased by ¥363.2 billion, or 54.4%, from the six months ended September 30, 2006 to ¥1,031.0 billion in the six months ended September 30, 2007 due mainly to increases in interest expense on deposits and short-term borrowings. These increases were due mainly to increases in the average balance of foreign interest-bearing deposits and foreign short-term borrowings, as we continued to seek to increase funding for our foreign loans and investments in foreign securities, and an increase in average interest rates on domestic and foreign interest-bearing deposits and short-term borrowings, reflecting a general increase in interest rate levels of major currencies such as the Japanese yen, U.S. dollar and euro. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥169.1 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expenses of ¥194.1 billion, resulting in the ¥363.2 billion increase in interest expense.

The increase of 0.43% in the average yield on loans in the six months ended September 30, 2007 compared to the six months ended September 30, 2006 was larger than the increase of 0.28% in the average rate on interest-bearing deposits over the same period. Taking into account only domestic loans and domestic deposits, the increase of 0.25% in the average yield on domestic loans was larger than the increase of 0.18% in the average rate on domestic interest-bearing deposits.

As a result of the foregoing, net interest income increased by ¥30.1 billion, or 5.8%, compared to the six months ended September 30, 2006 to ¥545.8 billion. Average interest rate spread rose by 0.05% to 0.71%, due mainly to a rise in average yield on loans and investments, which more than offset the effect of a rise in average interest rate on deposits, both of which reflects rising interest levels of major currencies such as the Japanese yen, U.S. dollar and euro.

Provision (Credit) for Loan Losses

We had a credit for loan losses of ¥63.5 billion in the six months ended September 30, 2007, a decrease of ¥7.3 billion, or 10.3%, from the six months ended September 30, 2006. The credit for loan losses was due mainly to upgrades in the internal credit ratings of some large borrowers, in particular the upgrade of a large non-bank financial company borrower as a result of the financial support described in “Item 5. Operating and Financial Review and Prospects—Overview—Other Business Event” of our annual report on Form 20-F filed on August 10, 2007. Such borrower had previously been downgraded in the second half of the fiscal year ended March 31, 2007 which was one of the main contributing factors to the significant provision for loan losses recorded in such fiscal year. The credit for loan losses was offset in part by an increase in allowance for loan losses due mainly to the declining trend in the financial condition of small and medium sized enterprises (“SMEs”) that have relatively weak business bases and the downgrading of some large borrowers to lower internal credit ratings. See “—Financial Condition—Loans—Provision (credit) for loan losses.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,		Increase (decrease)
	2006	2007
	(in billions of yen)
Fees and commissions
Fees and commissions from remittance business	¥57.4	¥58.1	¥0.7
Fees and commissions from securities-related business	54.7	50.4	(4.3)
Fees and commissions from deposits, debentures and lending business	54.3	43.1	(11.2)
Trust fees	32.8	33.0	0.2
Fees for other customer services	124.5	122.4	(2.1)

Total fees and commissions income	¥323.7	¥307.0	¥(16.7)

Foreign exchange gains (losses)—net	6.7	6.5	(0.2)
Trading account gains—net	229.5	227.0	(2.5)
Investment gains—net	32.2	52.0	19.8
Investment gains (losses) related to bonds	(43.2)	2.2	45.4
Investment gains related to equity securities	79.5	39.0	(40.5)
Others	(4.1)	10.8	14.9
Gains on disposal of premises and equipment	27.2	17.1	(10.1)
Other noninterest income	52.9	66.6	13.7

Total noninterest income	¥672.2	¥676.2	¥4.0

Noninterest income increased by ¥4.0 billion, or 0.6%, from the six months ended September 30, 2006 to ¥676.2 billion in the six months ended September 30, 2007. The increase was due mainly to an increase of ¥19.8 billion in investment gains–net offset in part by a decrease of ¥16.7 billion in fees and commissions income.

Fees and Commissions

Fees and commissions income decreased by ¥16.7 billion, or 5.2%, from the six months ended September 30, 2006 to ¥307.0 billion in the six months ended September 30, 2007 due mainly to a decrease in fees and commissions from deposits, debentures and lending business, reflecting increased competition in the domestic loan market. Fees and commissions from securities-related business decreased due mainly to a decrease in underwriting commissions related to private offerings of debt securities, offset in part by an increase in sales commissions related to investment trusts. The decrease in fees for other customer services includes a decrease in credit card processing fees earned by UC Card, a former consolidated subsidiary of ours, due to its becoming an equity-method affiliate of ours in June 2007.

Trading Account Gains—Net

Trading account gains—net decreased by ¥2.5 billion, or 1.1%, from the six months ended September 30, 2006 to ¥227.0 billion in the six months ended September 30, 2007. The decrease was due mainly to the trading losses on securitization products incurred by Mizuho Securities and its overseas subsidiaries in connection with the dislocation of the global financial markets stemming from U.S. subprime loan issues. This decrease was offset in part by an increase in profits on derivatives trading transactions.

Investment Gains—Net

Investment gains—net increased by ¥19.8 billion, or 61.5%, from the six months ended September 30, 2006 to ¥52.0 billion in the six months ended September 30, 2007. This increase was due mainly to the investment gains related to bonds of ¥2.2 billion in the six months ended September 30, 2007, compared the investment losses related to bonds of ¥43.2 billion in the six months ended September 30, 2006, mainly as a result of impairment losses on Japanese government bonds incurred in the six months ended September 30, 2006, offset in part by an increase in losses on sales of and impairment losses on various types of securitization products incurred in the six months ended September 30, 2007 due to the impact of the dislocation in the global financial market stemming from U.S. subprime loan issues. Investment gains related to equity securities decreased by ¥40.5 billion mainly as a result of impairment losses on equity securities reflecting declines in domestic stock markets.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,		Increase (decrease)
	2006	2007
	(in billions of yen)
Salaries and employee benefits	¥209.8	¥223.7	¥13.9
General and administrative expenses	228.7	244.0	15.3
Occupancy expenses	84.0	97.3	13.3
Fees and commission expenses	58.1	60.4	2.3
Provision (credit) for losses on off-balance-sheet instruments	(16.3)	6.6	22.9
Minority interest in consolidated subsidiaries	11.5	8.7	(2.8)
Other noninterest expenses	61.7	97.9	36.2

Total noninterest expenses	¥637.5	¥738.6	¥101.1

Noninterest expenses increased by ¥101.1 billion, or 15.9%, from the six months ended September 30, 2006 to ¥738.6 billion in the six months ended September 30, 2007. This increase was due mainly to an increase of ¥36.2 billion in other noninterest expenses and a provision for losses on off-balance-sheet instruments of ¥6.6 billion in the six months ended September 30, 2007 compared to a credit of ¥16.3 billion in the six months ended September 30, 2006.

Provision (Credit) for Losses on Off-Balance-Sheet Instruments

Provision (credit) for losses on off-balance-sheet instruments was a provision of ¥6.6 billion in the six months ended September 30, 2007 compared to a credit of ¥16.3 billion in the six months ended September 30, 2006. The provision was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors.

Other Noninterest Expenses

Other noninterest expenses increased by ¥36.2 billion, or 58.7%, from the six months ended September 30, 2006 to ¥97.9 billion in the six months ended September 30, 2007 due mainly to ¥24.2 billion of losses related to loans held for sale mainly in connection with overseas leveraged buyout transactions as a result of the increase in the outstanding balance of loans held for sale which remained unsold reflecting the impact of the dislocation in the global financial market stemming from U.S. subprime loan issues.

Income Tax Expense (Benefit)

Income tax expense (benefit) in the six months ended September 30, 2007 was an expense of ¥1.8 billion compared to a benefit of ¥30.6 billion in the six months ended September 30, 2006. This change was due mainly to a decrease of ¥26.9 billion in deferred tax benefit. The deferred tax benefit in both periods was the result of an increase in deferred tax assets, net of valuation allowance. This increase was due mainly to a decrease in valuation allowance reflecting primarily changes in our estimation of future taxable income, which was larger than a decrease in gross deferred tax assets due mainly to utilization of net operating loss carryforwards.

	Six months ended September 30,		Increase (decrease)
	2006	2007
	(in billions of yen)
Income before income tax expense (benefit)	¥621.2	¥546.9	¥(74.3)
Income tax expense (benefit)	(30.6)	1.8	32.4
Current tax expense	22.8	28.3	5.5
Deferred tax benefit	(53.4)	(26.5)	26.9
Net income	651.8	545.1	(106.7)

Net Income

As a result of the foregoing, net income decreased by ¥106.7 billion from the six months ended September 30, 2006 to ¥545.1 billion in the six months ended September 30, 2007.

Business Segments Analysis

The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with Japanese GAAP following internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information is presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP.

During the fiscal year ended March 31, 2006, we reorganized our business portfolio into three Global Groups: the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of Mizuho Corporate Bank and Mizuho Securities, the Global Retail Group consists primarily of Mizuho Bank and Mizuho Investors Securities, and the Global Asset & Wealth Management Group consists primarily of Mizuho Trust & Banking. We divide the businesses of each of Mizuho Corporate Bank and Mizuho Bank into three reportable segments based on customer characteristics and functions. Reportable segments of Mizuho Corporate Bank are: domestic; international; and trading and others. Reportable segments of Mizuho Bank are: retail banking; corporate banking; and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

Mizuho Corporate Bank

Mizuho Corporate Bank is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

Domestic

This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

International

This segment mainly offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through Mizuho Corporate Bank’s overseas network.

Trading and others

This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy Mizuho Corporate Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Corporate Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Corporate Bank.

Mizuho Securities

Mizuho Securities is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services and structured finance, to large and international corporations, financial institutions and public entities.

Others

This segment consists of Mizuho Corporate Bank’s subsidiaries other than Mizuho Securities. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group. This segment also reflects elimination of transactions between companies within the Global Corporate Group.

The Global Retail Group

Mizuho Bank

Mizuho Bank is the main operating company of the Global Retail Group. Mizuho Bank provides banking and other financial services mainly to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products and consulting services, to Mizuho Bank’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

Corporate banking

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services and capital markets financing to SMEs, middle-market corporations, local governmental entities and other public sector entities in Japan.

Trading and others

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of Mizuho Bank.

Mizuho Investors Securities

Mizuho Investors Securities offers securities services to individuals and corporate customers of the Global Retail Group and provides with those corporate customers with support in procuring funds through capital markets.

Others

This segment consists of Mizuho Bank’s subsidiaries other than Mizuho Investors Securities. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center Co., Ltd., offer non-banking financial products and services in specific areas of business to customers of the Global Retail Group. This segment also includes elimination of transactions between companies within the Global Retail Group.

The Global Asset & Wealth Management Group

Mizuho Trust & Banking

Mizuho Trust & Banking is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Others

This segment includes companies other than Mizuho Trust & Banking which are a part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, Trust & Custody Services Bank, Mizuho Asset Management and DIAM Co., Ltd. (formerly known as DLIBJ Asset Management), which is an equity-method affiliate. They offer products and services related to private banking, trust and custody, and asset management. This segment also includes elimination of transactions between companies within the Global Asset & Wealth Management Group.

Others

This segment consists of Mizuho Financial Group and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, we offer services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy. This segment also includes elimination of transactions between the Global Groups.

The information below for reportable segments for the six months ended September 30, 2007 is derived from our internal management reporting system. Information for the six months ended September 30, 2006 is also derived from our internal management reporting system reclassified to conform to the presentation for the latest fiscal period.

Results of Operations by Business Segment

Consolidated results of operations of Mizuho Financial Group

Consolidated gross profits for the six months ended September 30, 2007 were ¥987.9 billion, a decrease of ¥9.6 billion compared to the six months ended September 30, 2006. Consolidated general and administrative expenses (excluding non-recurring expenses) for the six months ended September 30, 2007 were ¥543.9 billion, an increase of ¥18.4 billion compared to the six months ended September 30, 2006. Consolidated net business profits for the six months ended September 30, 2007 were 414.0 billion, a decrease of ¥33.7 billion compared to the six months ended September 30, 2006. The following diagram shows the relative contributions to consolidated net business profits of each of our Global Groups for the six months ended September 30, 2007:

Global Corporate Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Corporate Group for the six months ended September 30, 2006 and 2007:

	Mizuho Corporate Bank						Total Global Corporate Group
	Domestic	International	Trading and others	Subtotal	Mizuho Securities	Others
	(in billions of yen)
Six months ended September 30, 2006:
Gross profits:
Net interest income	¥104.1	¥35.3	¥17.8	¥157.2	¥1.2	¥40.8	¥199.2
Net noninterest income	45.9	28.9	24.8	99.6	46.2	14.0	159.8
Total	150.0	64.2	42.6	256.8	47.4	54.8	359.0
General and administrative expenses	43.3	31.1	44.9	119.3	28.5	34.8	182.6
Others	—	—	—	—	—	(21.9)	(21.9)

Net business profits (loss)	¥106.7	¥33.1	¥(2.3)	¥137.5	¥18.9	¥(1.9)	¥154.5

Six months ended September 30, 2007:
Gross profits:
Net interest income	¥91.9	¥32.4	¥25.8	¥150.1	¥5.1	¥38.9	¥194.1
Net noninterest income (expenses)	48.2	47.3	56.3	151.8	28.4	(13.5)	166.7
Total	140.1	79.7	82.1	301.9	33.5	25.4	360.8
General and administrative expenses	42.2	35.9	45.5	123.6	32.3	44.1	200.0
Others	—	—	—	—	—	(25.7)	(25.7)

Net business profits (loss)	¥97.9	¥43.8	¥36.6	¥178.3	¥1.2	¥(44.4)	¥135.1

Increase (decrease) between the six months ended September 30, 2006 and 2007:
Gross profits:
Net interest income (expenses)	¥(12.2)	¥(2.9)	¥8.0	¥(7.1)	¥3.9	¥(1.9)	¥(5.1)
Net noninterest income (expenses)	2.3	18.4	31.5	52.2	(17.8)	(27.5)	6.9
Total	(9.9)	15.5	39.5	45.1	(13.9)	(29.4)	1.8
General and administrative expenses	(1.1)	4.8	0.6	4.3	3.8	9.3	17.4
Others	—	—	—	—	—	(3.8)	(3.8)

Net business profits (loss)	¥(8.8)	¥10.7	¥38.9	¥40.8	¥(17.7)	¥(42.5)	¥(19.4)

Gross profits for Mizuho Corporate Bank for the six months ended September 30, 2007 increased by ¥45.1 billion, or 17.6%, compared to the six months ended September 30, 2006 to ¥301.9 billion. This increase was due mainly to an increase in gross profits from trading and others of ¥39.5 billion, supported by strong banking-related income including as a result of the conducting of transactions relating to foreign currency-denominated bonds that appropriately captured interest rate trends, as well as an increase in gross profits from international operations of ¥15.5 billion, reflecting growth in noninterest income attributable in part to a large leveraged loan transaction. These increases were offset in part by a decrease in gross profits from domestic operations of ¥9.9 billion, reflecting a decrease in net interest income due to lower demand for loans and a decline in the domestic average loan interest rate spread and sluggish growth in noninterest income related to syndicated loans and other factors.

General and administrative expenses for Mizuho Corporate Bank for the six months ended September 30, 2007 increased by ¥4.3 billion, or 3.6%, compared to the six months ended September 30, 2006 to ¥123.6 billion due mainly to expenses incurred in connection with our efforts to grow future gross profits, such as the expansion of our international network.

The dislocation of the global financial market stemming from U.S. subprime loan issue had a significant impact on Mizuho Securities and its overseas subsidiary, Mizuho International plc. Net business profits for Mizuho Securities for the six months ended September 30, 2007 decreased by ¥17.7 billion, or 93.7%, compared to the six months ended September 30, 2006 to ¥1.2 billion due to a significant deterioration in trading profits, and net business loss from other operations increased by ¥42.5 billion for the six months ended September 30, 2007 to ¥44.4 billion due mainly to the trading losses incurred by the CDO business of Mizuho International.

As a result of the foregoing, net business profits for the Global Corporate Group for the six months ended September 30, 2007 decreased by ¥19.4 billion, or 12.6%, compared to the six months ended September 30, 2006 to ¥135.1 billion.

Global Retail Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Retail Group for the six months ended September 30, 2006 and 2007:

	Mizuho Bank				Mizuho Investors Securities	Others	Total Global Retail Group
	Retail Banking	Corporate Banking	Trading and others	Subtotal
	(in billions of yen)
Six months ended September 30, 2006:
Gross profits:
Net interest income	¥124.9	¥163.8	¥5.5	¥294.2	¥0.6	¥20.9	¥315.7
Net noninterest income	22.5	113.8	46.5	182.8	27.5	9.5	219.8
Total	147.4	277.6	52.0	477.0	28.1	30.4	535.5
General and administrative expenses	98.9	121.7	39.8	260.4	21.3	9.3	291.0
Others	—	—	—	—	—	(5.4)	(5.4)

Net business profits	¥48.5	¥155.9	¥12.2	¥216.6	¥6.8	¥15.7	¥239.1

Six months ended September 30, 2007:
Gross profits:
Net interest income (expenses)	¥150.5	¥165.3	¥(15.0)	¥300.8	¥0.5	¥22.8	¥324.1
Net noninterest income (expenses)	21.0	90.1	55.0	166.1	30.9	(2.0)	195.0
Total	171.5	255.4	40.0	466.9	31.4	20.8	519.1
General and administrative expenses	107.3	114.2	45.7	267.2	22.3	0.2	289.7
Others	—	—	—	—	—	(8.0)	(8.0)

Net business profits (loss)	¥64.2	¥141.2	¥(5.7)	¥199.7	¥9.1	¥12.6	¥221.4

Increase (decrease) between the six months ended September 30, 2006 and 2007:
Gross profits:
Net interest income (expenses)	¥25.6	¥1.5	¥(20.5)	¥6.6	¥(0.1)	¥1.9	¥8.4
Net noninterest income (expenses)	(1.5)	(23.7)	8.5	(16.7)	3.4	(11.5)	(24.8)
Total	24.1	(22.2)	(12.0)	(10.1)	3.3	(9.6)	(16.4)
General and administrative expenses	8.4	(7.5)	5.9	6.8	1.0	(9.1)	(1.3)
Others	—	—	—	—	—	(2.6)	(2.6)

Net business profits (loss)	¥15.7	¥(14.7)	¥(17.9)	¥(16.9)	¥2.3	¥(3.1)	¥(17.7)

Gross profits for Mizuho Bank for the six months ended September 30, 2007 decreased by ¥10.1 billion, or 2.1%, compared to the six months ended September 30, 2006 to ¥466.9 billion. The decrease was due to a decrease of ¥22.2 billion and ¥12.0 billion in gross profits from corporate banking and trading and others, respectively. The decrease in gross profits from corporate banking was due to a decrease in noninterest income, reflecting a decline in fees and commissions from our solutions business, and sluggish growth in net interest income, reflecting an increase in competition in the domestic SME market. The decrease in gross profits from trading and others was due mainly to a decrease in trading income relating to derivative transactions. These decreases were offset in part by an increase in gross profits from retail banking, reflecting an improvement in the profitability of deposits and increased fees from sales of investment trusts and individual annuities.

General and administrative expenses for Mizuho Bank increased by ¥6.8 billion, or 2.6%, compared to the six months ended September 30, 2006 to ¥267.2 billion due mainly to increased expenses incurred in connection with our efforts to grow future gross profits relating to the retail banking business through the opening of new branches, the refurbishment of existing branches, increases in personnel and other expenses related to strategic business areas.

Net business profits for Mizuho Investors Securities increased by ¥2.3 billion, or 33.8%, compared to the six months ended September 30, 2006 to ¥9.1 billion due mainly to strong trading income supported by robust sales of foreign bonds including as a result of business collaboration with Mizuho Bank.

As a result of the foregoing, net business profits for the Global Retail Group decreased by ¥17.7 billion, or 7.4%, compared to the six months ended September 30, 2006 to ¥221.4 billion.

Global Asset & Wealth Management Group Financial Results

The following table shows gross profits, general and administrative expenses (excluding non-recurring expenses) and net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2006 and 2007:

	Mizuho Trust & Banking	Others	Total Global Asset & Wealth Management Group
	(in billions of yen)
Six months ended September 30, 2006:
Gross profits(1):
Net interest income	¥25.2	¥0.5	¥25.7
Net noninterest income	57.8	22.4	80.2
Total	83.0	22.9	105.9
General and administrative expenses	44.0	18.1	62.1
Others	—	(1.3)	(1.3)
Net business profits	¥39.0	¥3.5	¥42.5

Six months ended September 30, 2007:
Gross profits(1):
Net interest income	¥26.2	¥0.7	¥26.9
Net noninterest income	54.0	28.2	82.2
Total	80.2	28.9	109.1
General and administrative expenses	43.9	19.8	63.7
Others	—	(0.9)	(0.9)
Net business profits	¥36.3	¥8.2	¥44.5

Increase (decrease) between the six months ended September 30, 2006 and 2007:
Gross profits(1):
Net interest income	¥1.0	¥0.2	¥1.2
Net noninterest income	(3.8)	5.8	2.0
Total	(2.8)	6.0	3.2
General and administrative expenses	(0.1)	1.7	1.6
Others	—	0.4	0.4
Net business profits	¥(2.7)	¥4.7	¥2.0

Note:

(1)	Before write-offs in trust account.

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2007 decreased by ¥2.8 billion, or 3.4%, compared to the six months ended September 30, 2006 to ¥80.2 billion. The decrease was due to a decline in interest income on domestic loans, reflecting increased competition, as well as the closings of certain transactions related to our real estate business being delayed to after September 30, 2007.

General and administrative expenses for Mizuho Trust & Banking decreased by ¥0.1 billion compared to the six months ended September 30, 2006 to ¥43.9 billion.

Net business profits for the Global Asset & Wealth Management Group for the six months ended September 30, 2007 increased by ¥2.0 billion, or 4.7%, compared to the six months ended September 30, 2006 to ¥44.5 billion due mainly to an increase in “others” mainly as a result of an increase in profits of a fund management subsidiary in connection with an increase in the amount of entrusted funds.

Financial Condition

Assets

Our assets as of March 31, 2007 and September 30, 2007 were as follows:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Cash and due from banks	¥3,075.9	¥2,465.5	¥(610.4)
Interest-bearing deposits in other banks	1,052.3	808.2	(244.1)
Call loans and funds sold	309.7	411.2	101.5
Receivables under resale agreements	9,430.4	10,313.6	883.2
Receivables under securities borrowing transactions	8,624.2	7,291.7	(1,332.5)
Trading account assets	13,950.3	16,536.7	2,586.4
Investments	38,001.7	38,393.5	391.8
Loans	69,182.9	68,339.8	(843.1)
Allowance for loan losses	(946.2)	(769.1)	177.1

Loans, net of allowance	68,236.7	67,570.7	(666.0)
Premises and equipment—net	847.5	817.7	(29.8)
Due from customers on acceptances	57.7	66.2	8.5
Accrued income	440.5	423.1	(17.4)
Goodwill	39.6	39.6	—
Deferred tax assets	618.7	819.3	200.6
Other assets	2,696.1	3,416.8	720.7

Total assets	¥147,381.3	¥149,373.8	¥1,992.5

Total assets increased by ¥1,992.5 billion from ¥147,381.3 billion as of March 31, 2007 to ¥149,373.8 billion as of September 30, 2007. This increase was due primarily to an increase of ¥2,586.4 billion in trading account assets and an increase of ¥883.2 billion in receivables under resale agreements offset in part by a decrease of ¥1,332.5 billion in receivables under securities borrowing transactions.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007		September 30, 2007		Increase (decrease)
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥7,662.0	11.06%	¥7,916.1	11.57%	¥254.1	0.51%
Construction	1,502.4	2.17	1,440.7	2.10	(61.7)	(0.07)
Real estate	6,647.1	9.60	6,519.8	9.53	(127.3)	(0.07)
Services	6,120.1	8.83	5,776.6	8.44	(343.5)	(0.39)
Wholesale and retail	6,356.6	9.18	6,210.2	9.07	(146.4)	(0.11)
Transportation	2,594.6	3.75	2,417.6	3.53	(177.0)	(0.22)
Banks and other financial institutions	4,286.6	6.19	4,097.1	5.99	(189.5)	(0.20)
Government and public institutions	6,099.4	8.80	5,451.3	7.96	(648.1)	(0.84)
Other industries	5,451.8	7.86	4,835.9	7.06	(615.9)	(0.80)
Individuals:	12,363.6	17.85	12,377.0	18.09	13.4	0.24
Mortgage loans	11,025.1	15.92	11,113.1	16.24	88.0	0.32
Other	1,338.5	1.93	1,263.9	1.85	(74.6)	(0.08)

Total domestic	59,084.2	85.29	57,042.3	83.34	(2,041.9)	(1.95)
Foreign:
Commercial and industrial	7,963.6	11.50	8,671.0	12.66	707.4	1.16
Banks and other financial institutions	1,675.5	2.42	2,032.9	2.97	357.4	0.55
Government and public institutions	366.3	0.53	313.7	0.46	(52.6)	(0.07)
Other	184.9	0.26	388.7	0.57	203.8	0.31

Total foreign	10,190.3	14.71	11,406.3	16.66	1,216.0	1.95

Subtotal	69,274.5	100.00%	68,448.6	100.00%	(825.9)	—
Less: Unearned income and deferred loan fees—net	(91.6)		(108.8)		(17.2)

Total loans before allowance for loan losses	¥69,182.9		¥68,339.8		¥(843.1)

Total loans before allowance for loan losses decreased by ¥843.1 billion from March 31, 2007 to ¥68,339.8 billion as of September 30, 2007. Domestic loans decreased by ¥2,041.9 billion to ¥57,042.3 billion while loans to foreign borrowers increased by ¥1,216.0 billion to ¥11,406.3 billion as of September 30, 2007. Domestic loans decreased in most of the industries due primarily to lack of funding needs by corporate borrowers. The increase in foreign loans was due primarily to an increase in loans to commercial and industrial borrowers, especially loans to non-Japanese borrowers, as a result of our effort to increase foreign loan assets.

Within our loan portfolio, loans to domestic borrowers decreased from 85.29% to 83.34% while loans to foreign borrowers increased from 14.71% to 16.66%.

Impaired Loans

The following table shows our impaired loans as of March 31, 2007 and September 30, 2007 based on classifications by domicile and industry segment:

	As of
	March 31, 2007		September 30, 2007		Increase (decrease)
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥96.8	1.26%	¥131.2	1.66%	¥34.4	0.40%
Construction	71.6	4.76	55.0	3.82	(16.6)	(0.94)
Real estate	119.0	1.79	94.0	1.44	(25.0)	(0.35)
Services	167.6	2.74	217.3	3.76	49.7	1.02
Wholesale and retail	216.7	3.41	243.6	3.92	26.9	0.51
Transportation	371.3	14.31	141.4	5.85	(229.9)	(8.46)
Banks and other financial institutions	292.8	6.83	186.5	4.55	(106.3)	(2.28)
Other industries	8.6	0.07	18.4	0.18	9.8	0.11
Individuals	137.2	1.11	144.1	1.16	6.9	0.05

Total domestic	1,481.6	2.51	1,231.5	2.16	(250.1)	(0.35)
Foreign	47.3	0.46	57.9	0.51	10.6	0.05

Total impaired loans	¥1,528.9	2.21%	¥1,289.4	1.88%	¥(239.5)	(0.33)%

Impaired loans decreased by ¥239.5 billion, or 15.7%, from March 31, 2007 to ¥1,289.4 billion as of September 30, 2007 due primarily to a decrease in transportation, as a result of an upgrade in the internal credit rating of a large borrower, and a decrease in banks and other financial institutions, primarily as a result of a debt-for-equity swap involving a loan to a large non-bank financial company borrower as described in “Item 5. Operating and Financial Review and Prospects—Overview—Other Business Events” of our annual report on Form 20-F filed on August 10, 2007.

The percentage of impaired loans within gross total loans decreased from 2.21% as of March 31, 2007 to 1.88% as of September 30, 2007. The percentage of impaired loans net of allowance to gross total loans net of allowance also decreased from 0.85% as of March 31, 2007 to 0.77% as of September 30, 2007.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2007 and September 30, 2007:

	As of		Increase (decrease)
	March 31, 2007	September 30, 2007
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans (A)	¥602.1	¥469.1	¥(133.0)
Allowance for loan losses on other loans (B)	344.0	300.0	(44.0)
Total allowance for loan losses (C)	946.1	769.1	(177.0)
Impaired loans requiring an allowance for loan losses (D)	1,403.8	1,116.2	(287.6)
Impaired loans not requiring an allowance for loan losses (E)	125.1	173.2	48.1
Other loans (F)	67,745.6	67,159.2	(586.4)

Gross total loans (G)	69,274.5	68,448.6	(825.9)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	42.89%	42.02%	(0.87)%
Percentage of allowance for loan losses on other loans against the balance of other loans (B)/(F)x100	0.51	0.45	(0.06)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.37	1.12	(0.25)

Allowance for loan losses decreased by ¥177.0 billion from March 31, 2007 to ¥769.1 billion as of September 30, 2007. Of such decrease, ¥133.0 billion was attributable to a decrease in the allowance for loan losses on impaired loans due primarily to the reduction in the balance of impaired loans and ¥44.0 billion was attributable to a decrease in the allowance for loan losses on other loans. The percentage of total allowance for loan losses against gross total loans decreased by 0.25% to 1.12% due primarily to the upgrades in the internal credit ratings of some large borrowers.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007	Increase (decrease)
	(in billions of yen)
Allowance for loan losses as beginning of fiscal year	¥812.3	¥946.1	¥133.8
Provision (credit) for loan losses	(70.8)	(63.5)	7.3
Charge-offs	39.8	131.9	92.1
Recoveries	40.1	18.4	(21.7)

Net charge-offs (recoveries)	(0.3)	113.5	113.8
Others(1)	0.9	(0.0)	(0.9)

Balance at end of six-month period	¥742.7	¥769.1	¥26.4

Note:

(1)	Others include primarily foreign exchange translation.

Credit for loan losses decreased by ¥7.3 billion from the six months ended September 30, 2006 to ¥63.5 billion in the six months ended September 30, 2007. The credit for loan losses was due mainly to upgrades in the internal credit ratings of some large borrowers, in particular the upgrade of a large non-bank financial company borrower as a result of the financial support described in “Item 5. Operating and Financial Review and Prospects—Overview—Other Business Event” of our Form 20-F filed on August 10, 2007. This credit was offset by provision for loan losses due mainly to the declining trend in the financial condition of small and medium sized enterprises (“SMEs”) that have relatively weak business bases and the downgrading of some large borrowers to lower internal credit ratings.

Charge-offs increased by ¥92.1 billion from the six months ended September 30, 2006 to ¥131.9 billion for the six months ended September 30, 2007 due mainly to a debt-for-equity swap involving a loan to a large non-bank financial company borrower, as described in “Item 5. Operating and Financial Review and Prospects—Overview” of our Form 20-F filed on August 10, 2007, and an increase in disposals of impaired loans as a result of the declining trend in the financial condition of SMEs that have relatively weak business bases and increase in bankruptcies. Recoveries decreased by ¥21.7 billion from the six months ended September 30, 2006 to ¥18.4 billion in the six months ended September 30, 2007 due primarily to a decrease in recoveries with respect to foreign loans.

Investments

The majority of our investments are available-for-sale securities and held-to-maturity securities which at March 31, 2007 and September 30, 2007 were as follows:

	As of
	March 31, 2007			September 30, 2007			Increase (decrease)
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities:	¥29,467.1	¥29,606.7	¥139.6	¥30,470.4	¥30,526.6	¥56.2	¥1,003.3	¥919.9	¥(83.4)
Japanese government bonds	14,524.9	14,516.0	(8.9)	16,266.8	16,242.6	(24.2)	1,741.9	1,726.6	(15.3)
Other than Japanese government bonds	14,942.2	15,090.7	148.5	14,203.6	14,284.0	80.4	(738.6)	(806.7)	(68.1)
Equity securities (marketable)	2,591.1	6,264.0	3,672.9	2,796.9	6,121.0	3,324.1	205.8	(143.0)	(348.8)

Total	¥32,058.2	¥35,870.7	¥3,812.5	¥33,267.3	¥36,647.6	¥3,380.3	¥1,209.1	¥776.9	¥(432.2)

Held-to-maturity securities:
Debt securities:	¥1,337.6	¥1,329.4	¥(8.2)	¥895.6	¥892.3	¥(3.3)	¥(442.0)	¥(437.1)	¥4.9
Japanese government bonds	969.1	967.2	(1.9)	569.5	568.4	(1.1)	(399.6)	(398.8)	0.8
Other than Japanese government bonds	368.5	362.2	(6.3)	326.1	323.9	(2.2)	(42.4)	(38.3)	4.1

Total	¥1,337.6	¥1,329.4	¥(8.2)	¥895.6	¥892.3	¥(3.3)	¥(442.0)	¥(437.1)	¥4.9

Available-for-sale securities increased by ¥776.9 billion from March 31, 2007 to ¥36,647.6 billion at September 30, 2007. This increase was a result of an increase in Japanese government bonds, which was due primarily to an increase in short-term government bonds, offset in part by a decrease in debt securities other than Japanese government bonds, primarily foreign government bonds, as a result of divestitures conducted in light of interest rate movements. Equity securities decreased by ¥143.0 billion from March 31, 2007 to ¥6,121.0 billion at September 30, 2007 due mainly to the decline in Japanese stock prices during the six-month period, partially offset by additional purchases of investment trusts. Held-to-maturity securities decreased by ¥442.0 billion from

March 31, 2007 to ¥895.6 billion at September 30, 2007. This decrease was due primarily to a decrease in Japanese government bonds as the bonds matured during the previous fiscal year. See note 4 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥610.4 billion from March 31, 2007 to ¥2,465.5 billion at September 30, 2007. The decrease was due to net cash provided by investing activities of ¥1,839.8 billion and net cash provided by financing activities of ¥236.3 billion being more than offset by net cash used in operating activities of ¥2,692.8 billion.

Liabilities

The following table shows our liabilities as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Deposits	¥83,751.3	¥82,901.8	¥(849.5)
Debentures	4,723.8	3,919.6	(804.2)
Due to trust accounts	1,135.4	1,211.5	76.1
Call money and funds purchased	6,924.1	6,473.1	(451.0)
Payables under repurchase agreements	12,821.8	13,492.9	671.1
Payables under securities lending transactions	6,100.8	6,955.1	854.3
Commercial paper	933.6	765.3	(168.3)
Other short-term borrowings	4,283.5	5,419.3	1,135.8
Trading account liabilities	11,310.0	11,579.2	269.2
Bank acceptances outstanding	57.7	66.2	8.5
Income taxes payable	28.6	35.8	7.2
Deferred tax liabilities	16.4	14.0	(2.4)
Accrued expenses	312.7	310.0	(2.7)
Long-term debt	7,073.9	6,969.7	(104.2)
Other liabilities	2,903.4	4,201.8	1,298.4

Total liabilities	¥142,377.0	¥144,315.3	¥1,938.3

Total liabilities increased by ¥1,938.3 billion from March 31, 2007 to ¥144,315.3 billion at September 30, 2007. This increase was due primarily to an increase of ¥2,118.0 billion in short-term borrowings and an increase of ¥1,298.4 billion in other liabilities, due mainly to an increase in accounts payable to brokers, dealers and customers for securities transactions, offset in part by a decrease of ¥849.5 billion in deposits and a decrease of ¥804.2 billion in debentures. Short-term borrowings include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, commercial paper and other short-term borrowings.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Domestic:
Non-interest-bearing deposits	¥13,166.6	¥10,174.7	¥(2,991.9)
Interest-bearing deposits	61,012.8	62,287.2	1,274.4

Total domestic deposits	74,179.4	72,461.9	(1,717.5)

Foreign:
Non-interest-bearing deposits	350.6	428.3	77.7
Interest-bearing deposits	9,221.3	10,011.6	790.3

Total foreign deposits	9,571.9	10,439.9	868.0

Total deposits	¥83,751.3	¥82,901.8	¥(849.5)

Deposits decreased by ¥849.5 billion from March 31, 2007 to ¥82,901.8 billion at September 30, 2007. Domestic deposits decreased by ¥1,717.5 billion to ¥72,461.9 billion due to a decline in non-interest-bearing deposits by ¥2,991.9 billion, reflecting increased demand for cash as a result of the general improvement in business performance of Japanese companies, partially offset by an increase in interest-bearing deposits mainly from individuals by ¥1,274.4 billion, as short-term interest rates rose during the six months. Foreign deposits increased by ¥868.0 billion from March 31, 2007 to ¥10,439.9 billion due mainly to an increase in interest-bearing deposits as we continued our fund-raising efforts to support our growing overseas operations.

Debentures

Debentures decreased by ¥804.2 billion from March 31, 2007 to ¥3,919.6 billion at September 30, 2007. In Japan, certain banks are entitled to issue discount and coupon debentures in the domestic market under applicable banking laws. Mizuho Corporate Bank and Mizuho Bank benefit from such entitlement originally held by The Industrial Bank of Japan, one of our predecessor banks. While the two bank subsidiaries have this entitlement through March 2012, we have been reducing our reliance on debentures in recent years and are shifting to other sources of financing, including mainly bonds. See “—Liquidity.”

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007			September 30, 2007			Increase (decrease)
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥1,135.4	—	¥1,135.4	¥1,211.5	—	¥1,211.5	¥76.1	—	¥76.1
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	13,196.0	12,650.7	25,846.7	13,741.6	13,179.5	26,921.1	545.6	528.8	1,074.4
Commercial paper	658.1	275.5	933.6	380.4	384.9	765.3	(277.7)	109.4	(168.3)
Other short-term borrowings	4,080.3	203.2	4,283.5	5,049.2	370.1	5,419.3	968.9	166.9	1,135.8

Total short-term borrowings	¥19,069.8	¥13,129.4	¥32,199.2	¥20,382.7	¥13,934.5	¥34,317.2	¥1,312.9	¥805.1	¥2,118.0

Short-term borrowings increased by ¥2,118.0 billion from the end of the previous fiscal year to ¥34,317.2 billion at September 30, 2007. Domestic short-term borrowings increased by ¥1,312.9 billion due primarily to an increase in other short-term borrowings, and foreign short-term borrowings increased by ¥805.1 billion due mainly to an increase in payables under repurchase agreements.

Shareholders’ Equity

The following table shows a breakdown of shareholders’ equity as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Preferred stock	¥980.4	¥980.4	¥—
Common stock	3,532.5	3,437.4	(95.1)
Accumulated deficit	(2,105.7)	(1,750.1)	355.6
Accumulated other comprehensive income, net of tax	2,287.8	2,041.7	(246.1)
Treasury stock, at cost	(32.3)	(2.4)	29.9

Total shareholders’ equity	¥4,662.7	¥4,707.0	¥44.3

Shareholders’ equity increased by ¥44.3 billion from March 31, 2007 to ¥4,707.0 billion. Common stock decreased by ¥95.1 billion from the end of the previous fiscal year to ¥3,437.4 billion at September 30, 2007 as a result of the cancellation of common stock repurchased during the six months. See “—Recent Developments—Developments Relating to Our Capital.”

Accumulated deficit decreased by ¥355.6 billion from the end of the previous fiscal year to ¥1,750.1 billion. This decrease was due primarily to net income of ¥545.1 billion for the six months ended September 30, 2007, offset in part by dividend payments of ¥101.2 billion and an increase of ¥85.1 billion as a result of the cancellation of common stock.

Accumulated other comprehensive income, net of tax, decreased by ¥246.1 billion from March 31, 2007 to ¥2,041.7 billion at September 30, 2007 due primarily to a decrease in unrealized net gains on available-for-sale securities of ¥250.7 billion.

Treasury stock decreased by ¥29.9 billion from ¥32.3 billion at the end of the previous fiscal year to ¥2.4 billion at September 30, 2007 due to the cancellation of common stock of ¥180.2 billion, offset in part by the repurchase of common stock of ¥150.3 billion.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan requirements and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currency, interest rate and other markets or changes in general domestic or international conditions.

Deposits and the issuance of debentures, based on our broad customer base and brand recognition in Japan, have been our primary sources of liquidity. As shown in the following table, our average balance of deposits and debentures combined for the six months ended September 30, 2007 exceeded our average balance of loans for the same period by ¥19,284.3 billion. We invested the excess portion primarily in marketable securities and other high-liquidity assets.

Average balance for the six months ended September 30, 2007
(in billions of yen)
Loans	¥68,715.9	Deposits	¥83,635.4
		Debentures	4,364.8

We will no longer be able to issue debentures beginning April 2012 due to applicable regulations. Mizuho Corporate Bank ceased issuing debentures to institutional investors in April 2006 and started to issue ¥150.0 billion in straight bonds each quarter, or ¥600.0 billion each year, as a replacement for such debentures. We also ceased all new issuances of debentures by Mizuho Bank through its retail branch network in March 2007. We believe the balance of our debentures will decrease significantly in the following years as a result.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and commercial paper. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise long-term debt mainly for purposes of enhancing our capital adequacy ratios. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2007:

As of December 31, 2007
	S&P			Moody’s
	Long-term	Short-term	Fundamental strength	Long-term	Short-term	Financial strength
Mizuho Corporate Bank	A+	A-1	B	Aa2	P-1	C
Mizuho Bank	A+	A-1	B	Aa2	P-1	C
Mizuho Trust & Banking	A+	A-1	B	Aa2	P-1	C

We source our funding in foreign currencies primarily from foreign governments, financial institutions and institutional investors through short-term and long-term financing under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

Capital Adequacy

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, new guidelines were implemented by the Financial Services Agency to comply with the new capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopted the foundation internal ratings-based approach (“FIRB approach”). Under the FIRB approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default. Probability of default is derived by Mizuho Financial Group’s own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Mizuho Financial Group selected the standardized approach for the calculation of operational risk capital charge, which calculates operational risk by dividing its activities into eight business lines and multiplying gross income of each of those business lines by the applicable factor assigned to each of the business lines.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2007 and September 30, 2007 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency are as set forth in the following table:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen, except percentages)
Tier 1 capital	¥4,933.6	¥4,918.7	¥(14.9)
Tier 2 capital included as qualifying capital	4,092.6	3,720.9	(371.7)
Deductions for total risk-based capital	(184.8)	(316.7)	(131.9)

Total risk-based capital	¥8,841.4	¥8,322.9	¥(518.5)

Risk-weighted assets	¥70,795.5	¥70,525.2	¥(270.3)

Tier 1 capital ratio	6.96%	6.97%	0.01%
Required Tier 1 ratio	4.00	4.00	—
Capital adequacy ratio	12.48	11.80	(0.68)
Required capital adequacy ratio	8.00	8.00	—

Note:	Percentages in the above table are truncated.

Our capital adequacy ratio as of September 30, 2007 was 11.80%, a decline of 0.68% compared to March 31, 2007. Our Tier 1 capital ratio as of September 30, 2007 was 6.97%, a rise of 0.01% compared to March 31, 2007. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2007. Our Tier 1 capital ratio as of September 30, 2007 remained generally unchanged from March 31, 2007 due to similar proportional decreases in Tier 1 capital and risk-weighted assets. The decrease in risk-weighted assets was proportionally smaller compared to the decrease in total risk-based capital, which resulted in the decline in our capital adequacy ratio.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Tier 1 capital:
Common stock and preferred stock	¥1,541.0	¥1,541.0	—
Capital surplus	411.1	411.1	—
Retained earnings	1,439.9	1,490.6	¥50.7
Minority interest in consolidated subsidiaries	1,726.2	1,527.7	(198.5)
Treasury stock	(32.3)	(2.4)	29.9
Expected outflow	(101.2)	—	101.2
Foreign currency translation adjustments	(39.0)	(36.7)	2.3
Goodwill equivalent	—	—	—
Capital increase due to securitization transactions	(12.1)	(12.6)	(0.5)

Total Tier 1 capital	4,933.6	4,918.7	(14.9)

Tier 2 capital:
45% of unrealized gains on other securities	1,100.8	842.4	(258.4)
45% of revaluation reserve for land	116.0	114.5	(1.5)
General reserve for possible losses on loans, etc.	131.6	69.8	(61.8)
Debt capital, etc.	2,744.2	2,694.2	(50.0)

Total Tier 2 capital	4,092.6	3,720.9	(371.7)

Deductions for total risk-based capital	(184.8)	(316.7)	(131.9)

Total risk-based capital	¥8,841.4	¥8,322.9	¥(518.5)

Our Tier 1 capital decreased by ¥14.9 billion from March 31, 2007 to ¥4,918.7 billion as of September 30, 2007. This decrease was due mainly to the decrease of ¥185.5 billion as a result of the redemption of preferred securities issued by offshore special purpose companies offset in part by an increase of ¥101.2 billion due to expected outflow as of March 31, 2007, relating to dividend payments on common stock expected to be paid to shareholders with respect to the fiscal year ended on such date and an increase of ¥50.7 billion attributable to an increase in retained earnings.

Minority interest in consolidated subsidiaries included within our Tier 1 capital includes non-dilutive preferred securities issued to investors by our offshore special purpose companies. As of September 30, 2007, the amount of minority interest in consolidated subsidiaries within our Tier 1 capital that was attributable to such preferred securities was ¥1,314.0 billion. Although such preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the preferred securities included within our Tier 1 capital as of September 30, 2007 and the total amount of preferred securities with each such initial optional redemption date. The preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Amount of preferred securities included within Tier 1 capital
	(in billions of yen)
June 2008	416.1	(1)
June 2009	176.0
June 2011	81.7	(2)
June 2012	171.0
June 2016	469.2	(3)

Notes:

(1)	Denominated in dollars ($2.6 billion) and yen (¥118.5 billion).
(2)	Denominated in euros (€500.0 million).
(3)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).
(4)	In January 2008, we issued ¥274.5 billion of preferred securities through a Cayman Islands special purpose company with an initial optional redemption date of June 2018.

Tier 2 capital included as qualifying capital as of September 30, 2007 was ¥3,720.9 billion, a decrease of ¥371.7 billion compared to March 31, 2007. The decrease was due mainly to a decrease in unrealized gains on other securities as a result of declines in domestic stock markets.

As a result of the above, together with deductions of ¥316.7 billion, total risk-based capital as of September 30, 2007 was ¥8,322.9 billion, a decrease of ¥518.5 billion compared to March 31, 2007.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2007 and September 30, 2007:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
On-balance-sheet items	¥48,718.6	¥49,915.3	¥1,196.7
Off-balance-sheet items	11,036.5	11,747.5	711.0
Credit risk assets	59,755.1	61,662.8	1,907.7
Market risk equivalent assets	2,186.5	2,680.3	493.8
Operational risk equivalent assets	3,877.5	3,905.5	28.0
Adjusted floor amount	4,976.4	2,276.6	(2,699.8)
Total	¥70,795.5	¥70,525.2	¥(270.3)

Risk-weighted assets as of September 30, 2007 was ¥70,525.2 billion, representing a decrease of ¥270.3 billion compared to March 31, 2007. On-balance-sheet items increased ¥1,196.7 billion to ¥49,915.3 billion due mainly to an increase in credit and alternative investments and overseas loans. Adjusted floor amount decreased ¥2,699.8 billion to ¥2,276.6 billion due mainly to a decrease in reserves for possible losses on loans and an increase in deductions for total risk-based capital.

The following table shows required capital by portfolio classification as of September 30, 2007:

	As of September 30, 2007
	Exposure at default	Required capital(1)
	(in billions of yen)
Credit risk	¥149,834.3	¥6,318.3
Internal ratings-based approach	140,925.0	5,993.2
Corporate (except specialized lending)	55,261.3	3,374.9
Corporate (specialized lending)	2,666.1	256.3
Sovereign	42,376.1	79.2
Bank	8,310.1	208.3
Retail	12,934.4	542.9
Residential mortgage	10,267.3	373.9
Qualifying revolving loans	337.0	22.2
Other retail	2,330.1	146.7
Equities, etc.	6,293.1	722.1
Probability of default/Loss given default approach	1,023.7	220.2
Market-based approach (simple risk weight method)	295.3	80.0
Market-based approach (internal models approach)	—	—
Transitional measure applied	4,974.0	421.7
Regarded-method exposure	1,459.9	365.0
Purchased receivables	2,704.0	138.7
Securitizations	6,927.6	145.9
Others	1,992.0	159.5
Standardized approach	8,909.3	325.0
Sovereign	3,082.0	2.9
Bank.	2,545.4	44.0
Corporate	2,613.2	203.9
Residential mortgage	0.0	0.0
Securitizations	25.7	23.7
Others	642.8	50.3
Market risk	n.a.	214.4
Standardized approach	n.a.	171.5
Interest rate risk	n.a.	125.0
Equities risk	n.a.	29.9
Foreign exchange risk	n.a.	9.7
Commodities risk	n.a.	6.7
Internal models approach	n.a.	42.9
Operational risk (standardized approach)	n.a.	312.4
Total required capital(2)	n.a.	5,642.0

Notes:

(1)	For credit risk, required capital is the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, required capital is the market risk equivalent amount. For operational risk, required capital is the operational risk equivalent amount.
(2)	Total required capital (consolidated) is equal to 8% of the denominator used for purposes of calculating capital adequacy ratios.
(3)	Figures in the above table are truncated.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries as of March 31, 2007 and September 30, 2007 on a consolidated basis calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the Financial Services Agency were as set forth in the following table:

	As of
	March 31, 2007	September 30, 2007	Increase (decrease)
Mizuho Corporate Bank
BIS standard:
Tier 1 capital ratio	8.56%	8.55%	(0.01)%
Capital adequacy ratio	14.01%	13.05%	(0.96)%

Mizuho Bank(1)
Domestic standard:
Tier 1 capital ratio	7.11%	7.60%	0.49%
Capital adequacy ratio	11.74%	12.25%	0.51%
BIS standard:
Tier 1 capital ratio	6.85%	7.20%	0.35%
Capital adequacy ratio	11.92%	11.99%	0.07%

Mizuho Trust & Banking
BIS standard:
Tier 1 capital ratio	8.96%	8.58%	(0.38)%
Capital adequacy ratio	15.69%	14.70%	(0.99)%

Notes:

(1)	The Bank for International Settlements standards apply only to banks with international operations. Because Mizuho Bank does not operate overseas, it is subject solely to domestic capital adequacy requirements. As such, information based on the Bank for International Settlements standards is included for reference purposes only.
(2)	Percentages in the above table are truncated.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2007.

Our securities subsidiaries in Japan are also subject to the capital adequacy rules of the Financial Services Agency under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2007, that our securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

Off-balance-sheet Arrangements

See note 14 “Commitments and contingencies” and note 15 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this reports.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2007	September 30, 2007
	(in millions of yen)
Assets:
Cash and due from banks	3,075,860	2,465,474
Interest-bearing deposits in other banks	1,052,296	808,210
Call loans and funds sold	309,671	411,213
Receivables under resale agreements	9,430,398	10,313,579
Receivables under securities borrowing transactions	8,624,211	7,291,740
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥3,138,495 million at March 31, 2007 and ¥4,006,586 million at September 30, 2007)	13,950,333	16,536,748
Investments (Note 4):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥7,655,490 million at March 31, 2007 and ¥7,664,060 million at September 30, 2007)	35,870,667	36,647,646
Held-to-maturity securities	1,337,619	895,650
Other investments	793,410	850,222
Loans (Notes 5 and 6)	69,182,867	68,339,832
Allowance for loan losses	(946,147)	(769,163)

Loans, net of allowance	68,236,720	67,570,669
Premises and equipment—net	847,523	817,725
Due from customers on acceptances	57,662	66,167
Accrued income	440,495	423,068
Goodwill	39,559	39,559
Deferred tax assets	618,665	819,254
Other assets (Note 5)	2,696,190	3,416,864

Total assets	147,381,279	149,373,788

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2007	September 30, 2007
	(in millions of yen)
Liabilities and shareholders’ equity:
Deposits:
Domestic:
Noninterest-bearing deposits	13,166,585	10,174,706
Interest-bearing deposits	61,012,820	62,287,190
Foreign:
Noninterest-bearing deposits	350,553	428,300
Interest-bearing deposits	9,221,346	10,011,581
Debentures	4,723,806	3,919,565
Due to trust accounts	1,135,359	1,211,478
Call money and funds purchased	6,924,136	6,473,059
Payables under repurchase agreements	12,821,753	13,492,898
Payables under securities lending transactions	6,100,758	6,955,119
Commercial paper	933,564	765,348
Other short-term borrowings	4,283,493	5,419,346
Trading account liabilities	11,310,010	11,579,227
Bank acceptances outstanding	57,662	66,167
Income taxes payable	28,650	35,821
Deferred tax liabilities	16,368	13,968
Accrued expenses	312,680	309,952
Long-term debt (including structured notes accounted for at fair value of ¥142,924 million at March 31, 2007 and ¥160,798 million at September 30, 2007)	7,073,936	6,969,735
Other liabilities	2,903,497	4,201,873

Total liabilities	142,376,976	144,315,333

Commitments and contingencies
Minority interest in consolidated subsidiaries	341,603	351,408
Shareholders’ equity (Note 9):
Preferred stock (Note 7)	980,430	980,430
Common stock—no par value, authorized 24,868,200 shares at March 31, 2007, and 24,392,259 shares at September 30, 2007, and issued 11,872,195 shares at March 31, 2007, and 11,396,255 shares at September 30, 2007	3,532,492	3,437,429
Accumulated deficit	(2,105,719)	(1,750,090)
Accumulated other comprehensive income, net of tax	2,287,827	2,041,704
Less: Treasury stock, at cost—Common stock 265,040 shares at March 31,2007, and 4,397 shares at September 30, 2007	(32,330)	(2,426)

Total shareholders’ equity	4,662,700	4,707,047

Total liabilities, minority interest and shareholders’ equity	147,381,279	149,373,788

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Interest and dividend income:
Loans, including fees	642,993	804,531
Investments:
Interest	205,578	332,312
Dividends	48,998	45,537
Trading account assets	33,829	31,360
Call loans and funds sold	8,614	7,778
Receivables under resale agreements and securities borrowing transactions	205,118	315,933
Deposits	38,408	39,366

Total interest and dividend income	1,183,538	1,576,817

Interest expense:
Deposits	248,522	393,110
Debentures	18,222	13,008
Trading account liabilities	34,186	27,984
Call money and funds purchased	11,520	28,939
Payables under repurchase agreements and securities lending transactions	257,306	427,322
Other short-term borrowings	15,411	35,680
Long-term debt	82,698	104,974

Total interest expense	667,865	1,031,017

Net interest income	515,673	545,800
Provision (credit) for loan losses (Notes 5 and 6)	(70,802)	(63,461)

Net interest income after provision (credit) for loan losses	586,475	609,261

Noninterest income:
Fees and commissions	323,719	306,972
Foreign exchange gains (losses)—net	6,678	6,516
Trading account gains—net	229,519	226,983
Investment gains—net	32,231	52,013
Gains on disposal of premises and equipment	27,240	17,112
Other noninterest income	52,860	66,633

Total noninterest income	672,247	676,229

Noninterest expenses:
Salaries and employee benefits	209,811	223,756
General and administrative expenses	228,669	244,046
Occupancy expenses	83,990	97,263
Fees and commission expenses	58,099	60,387
Provision (credit) for losses on off-balance-sheet instruments	(16,308)	6,569
Minority interest in consolidated subsidiaries	11,519	8,665
Other noninterest expenses (Note 5)	61,768	97,883

Total noninterest expenses	637,548	738,569

Income before income tax expense (benefit)	621,174	546,921
Income tax expense (benefit)	(30,629)	1,790

Net income	651,803	545,131

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	55,850.99	47,123.37

Diluted net income per common share	51,449.56	42,350.61

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Gains (losses) before income tax expense (benefit)	Income tax (expense) benefit	Gains (losses) net of income tax expense (benefit)
	(in millions of yen)
Six months ended September 30, 2006
Net income			651,803

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities:
Unrealized holding gains (losses)	(159,651)	64,624	(95,027)
Less: reclassification adjustments for losses (gains) included in net income	47,377	(19,220)	28,157

Total	(112,274)	45,404	(66,870)

Foreign currency translation adjustments:
Foreign currency translation adjustments	13,181	—	13,181
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	13,181	—	13,181

Minimum pension liability adjustments	(98)	40	(58)

Total other comprehensive income (loss)	(99,191)	45,444	(53,747)

Total comprehensive income			598,056

Six months ended September 30, 2007
Net income			545,131

Other comprehensive income (loss):
Unrealized net gains (losses) on available-for-sale securities:
Unrealized holding gains (losses)	(301,619)	122,691	(178,928)
Less: reclassification adjustments for losses (gains) included in net income	(120,955)	49,191	(71,764)

Total	(422,574)	171,882	(250,692)

Foreign currency translation adjustments:
Foreign currency translation adjustments	6,415	—	6,415
Less: reclassification adjustments for losses (gains) included in net income	—	—	—

Total	6,415	—	6,415

Pension liability adjustments	(3,109)	1,263	(1,846)

Total other comprehensive income (loss)	(419,268)	173,145	(246,123)

Total comprehensive income			299,008

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	1,580,430	980,430
Change during period	(600,000)	—

Balance at end of period	980,430	980,430

Common stock:
Balance at beginning of period	3,547,726	3,532,492
Cancellation of common stock	(15,266)	(95,055)
Gains on sales of treasury stock	20	9
Other	—	(17)

Balance at end of period	3,532,480	3,437,429

Accumulated deficit:
Balance at beginning of period, previously reported	(2,647,768)	(2,105,719)
Cumulative effect of change in accounting principles, net of tax (Notes 1 and 2)	1,514	(2,597)
Balance at beginning of period, adjusted	(2,646,254)	(2,108,316)
Net income	651,803	545,131
Dividends declared	(79,850)	(101,230)
Cancellation of preferred stock	(3,497)	—
Cancellation of common stock	—	(85,134)
Other	—	(541)

Balance at end of period	(2,077,798)	(1,750,090)

Accumulated other comprehensive income, net of tax:
Unrealized net gains on available-for-sale securities:
Balance at beginning of period	1,996,172	2,214,375
Change during period	(66,870)	(250,692)

Balance at end of period	1,929,302	1,963,683

Foreign currency translation adjustments:
Balance at beginning of period	(83,083)	(57,403)
Change during period	13,181	6,415

Balance at end of period	(69,902)	(50,988)

Minimum pension liability adjustments:
Balance at beginning of period	(949)	—
Change during period	(58)	—

Balance at end of period	(1,007)	—

Pension liability adjustments:
Balance at beginning of period	—	130,855
Change during period	—	(1,846)

Balance at end of period	—	129,009

Balance at end of period	1,858,393	2,041,704

Treasury stock, at cost:
Balance at beginning of period	(46,814)	(32,330)
Purchases of treasury stock	(603,980)	(150,328)
Sales of treasury stock	25	42
Cancellation of treasury stock	618,764	180,190
Other	(1)	0

Balance at end of period	(32,006)	(2,426)

Total shareholders’ equity	4,261,499	4,707,047

See the accompanying Notes to the Consolidated Financial Statements

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Cash flows from operating activities:
Net income	651,803	545,131
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	67,447	83,912
Provision (credit) for loan losses	(70,802)	(63,461)
Investment losses (gains)—net	(32,231)	(52,013)
Foreign exchange losses (gains)—net	7,319	(6,752)
Deferred income tax expense (benefit)	(53,426)	(26,455)
Net change in trading account assets	(1,496,268)	(2,543,059)
Net change in trading account liabilities	11,075	239,477
Net change in loans held for sale	—	(621,244)
Net change in accrued income	(26,083)	15,697
Net change in accrued expenses	12,730	(2,546)
Other—net	53,192	(261,529)

Net cash used in operating activities	(875,244)	(2,692,842)

Cash flows from investing activities:
Proceeds from sales of available-for-sale securities	17,207,873	29,369,702
Proceeds from maturities of available-for-sale securities	14,750,845	12,357,259
Purchases of available-for-sale securities	(30,387,666)	(41,510,231)
Proceeds from maturities of held-to-maturity securities	200,738	435,156
Proceeds from sales of other investments	190,894	87,350
Purchases of other investments	(87,154)	(60,177)
Proceeds from sales of loans	110,262	75,414
Net change in loans	1,200,241	615,317
Net change in interest-bearing deposits in other banks	298,626	265,755
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(913,537)	249,911
Proceeds from sales of premises and equipment	42,776	16,934
Purchases of premises and equipment	(40,647)	(62,591)

Net cash provided by investing activities	2,573,251	1,839,799

Cash flows from financing activities:
Net change in deposits	(1,320,653)	(873,713)
Net change in debentures	(1,033,525)	(804,821)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,954,557	1,197,685
Net change in due to trust accounts	(209,061)	76,119
Net change in commercial paper and other short-term borrowings	(1,963,047)	523,115
Proceeds from issuance of long-term debt	702,363	947,391
Repayment of long-term debt	(442,807)	(581,179)
Proceeds from minority interest	23,241	19,252
Payment to minority interest	—	(1,000)
Proceeds from sales of treasury stock	45	51
Purchases of treasury stock	(603,980)	(150,328)
Dividends paid	(79,749)	(101,042)
Dividends paid to minority interest	(7,829)	(15,253)

Net cash provided by (used in) financing activities	(2,980,445)	236,277

Effect of exchange rate changes on cash and due from banks	900	6,380

Net decrease in cash and due from banks	(1,281,538)	(610,386)
Cash and due from banks at beginning of period	3,459,672	3,075,860

Cash and due from banks at end of period	2,178,134	2,465,474

Supplemental disclosure of cash flow information:
Interest paid	622,186	1,055,571
Income taxes paid (refunded), net	24,430	(106,513)
Noncash investing activities:
Transfer from loans into other investments	—	92,409
Investment in capital leases	5,151	1,261

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 16 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. The consolidated financial statements also include the accounts of the variable interest entities (“VIEs”) for which MHFG or its subsidiaries have been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No.46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No.51” (“FIN No.46R”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investment in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains-net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the year ended March 31, 2007.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

Accounting change

Effective April 1, 2007, the MHFG Group has changed the declining-balance method for depreciating premises and equipment from the fixed-percentage-on-declining base application to the 250% declining-balance application, along with the reduction of the related salvage values. This application was adopted to reflect the current pattern of asset usage. The above change, which was made on a prospective basis, resulted in a decrease in net income by ¥16,712 million, and in basic and diluted net income per common share by ¥1,444.63 and ¥1,298.31, respectively, for the six months ended September 30, 2007.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In March 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No.156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140” (“SFAS No.156”), which

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

requires all separately recognized servicing assets and liabilities be initially measured at fair value, if practical. SFAS No.156 permits, but does not require, an enterprise to elect to remeasure servicing assets and liabilities at fair value in subsequent periods. SFAS No.156 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No.156 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In June 2006, the FASB ratified the Emerging Issues Task Force (“EITF”) consensus on Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43” (“EITF Issue No.06-2”). EITF Issue No.06-2 addresses accounting for compensated absences that require the completion of a minimum service period and do not increase with additional years of service. EITF Issue No.06-2 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF Issue No.06-2 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2006, the FASB issued FIN No.48, “Accounting for Uncertainty in Income Taxes” (“FIN No.48”), which creates a single model to address uncertainty in all tax positions subject to SFAS No.109, “Accounting for Income Taxes” (“SFAS No.109”). FIN No.48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No.48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The MHFG Group adopted FIN No.48 as of April 1, 2007 that resulted in an increase to the beginning balance of accumulated deficit of ¥2,597 million. For further discussion, see Note 11 “Income taxes”.

Accounting pronouncements issued but not yet effective

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS No.157”), which clarifies the definition of fair value and the method used to measure fair value and expands the disclosure requirements about fair value measurements. SFAS No.157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. SFAS No.157 nullifies certain guidance provided for in EITF Issue No.02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF Issue No.02-3”), and the related provisions of SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No.133”). SFAS No.157 is effective for fiscal years beginning after November 15, 2007. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.157 will have on its consolidated results of operations and financial condition.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115” (“SFAS No.159”). SFAS No.159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities and certain other items at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS No.159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to certain conditions. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.159 will have on its consolidated results of operations and financial condition.

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No.07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

(“SOP No.07-1”). SOP No.07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (“the Guide”). Prior to the issuance of SOP No.07-1, in May 2007, the FASB issued FASB Staff Position (“FSP”) No.FIN46(R)-7 “Application of FASB Interpretation No.46(R) to Investment Companies” (“FSP No.FIN46(R)-7”), which addresses the application of FIN No.46R by an entity that accounts for its investments in accordance with the Guide. FSP No.FIN46(R)-7 extends the scope exception for investment companies in FIN No.46R to unregistered investment companies as defined by SOP No.07-1. SOP No.07-1 is effective for fiscal years beginning on or after December 15, 2007, with earlier application encouraged, and FSP No.FIN46(R)-7 follows the adoption of SOP No.07-1. However, in October 2007, the FASB proposed to delay the effective date of SOP No.07-1 indefinitely. The MHFG Group is currently evaluating the potential impact that the adoption of SOP No.07-1 and FSP No.FIN46(R)-7 will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51” (“SFAS No.160”). SFAS No.160 amends ARB No.51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary. SFAS No.160 is effective for fiscal years beginning on or after December 15, 2008. Early adoption is prohibited. The MHFG Group is currently evaluating the potential impact that the adoption of SFAS No.160 will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No.141 (revised 2007), “Business Combinations” (“SFAS No.141R”). SFAS No.141R establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No.141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The impact of SFAS No.141R on the MHFG Group’s consolidated results of operations and financial condition will depend on the business combination in a future period.

3. Trading account

The net exposure of securitization products related to residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDO”), asset-backed securities (“ABS”), collateralized loan obligations (“CLO”), etc. held by Mizuho Securities Co., Ltd. (“MHSC”) and its overseas subsidiaries was approximately ¥900 billion at September 30, 2007, of which approximately ¥500 billion was denominated in foreign currency. Those securitization products were recorded in Trading account assets. Trading losses, net of hedges, related to those securitization products were ¥35 billion for the six months ended September 30, 2007.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2007 and September 30, 2007 are as follows:

	March 31, 2007				September 30, 2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	14,524,884	3,110	11,978	14,516,016	16,266,811	7,246	31,459	16,242,598
Japanese local gov’t bonds	89,911	499	1,199	89,211	70,051	367	784	69,634
U.S. Treasury bonds	2,044,045	20,660	12,858	2,051,847	1,723,332	5,324	21,587	1,707,069
Other foreign gov’t bonds	2,866,136	150,117	19,774	2,996,479	2,211,604	181,843	9,748	2,383,699
Corporate bonds	4,411,651	4,724	28,083	4,388,292	4,438,057	3,623	43,736	4,397,944
Mortgage-backed securities	3,006,025	65,783	23,013	3,048,795	2,976,997	30,202	58,226	2,948,973
Other debt securities	2,524,474	9,362	17,737	2,516,099	2,783,576	10,778	17,626	2,776,728
Equity securities (marketable)	2,591,059	3,679,090	6,221	6,263,928	2,796,904	3,354,854	30,757	6,121,001

Total	32,058,185	3,933,345	120,863	35,870,667	33,267,332	3,594,237	213,923	36,647,646

Held-to-maturity securities:
Debt securities:
Japanese government bonds	969,069	4	1,881	967,192	569,543	4	1,197	568,350
Japanese local gov’t bonds	49,971	12	186	49,797	49,256	10	131	49,135
U.S. Treasury bonds	318,579	—	6,185	312,394	276,851	—	2,081	274,770

Total	1,337,619	16	8,252	1,329,383	895,650	14	3,409	892,255

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2007 and September 30, 2007:

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
March 31, 2007
Available-for-sale securities:
Debt securities:
Japanese government bonds	7,265,195	11,640	28,653	338	7,293,848	11,978
Japanese local gov’t bonds	816	3	65,083	1,196	65,899	1,199
U.S. Treasury bonds	184,752	544	224,215	12,314	408,967	12,858
Other foreign gov’t bonds	536,316	4,869	248,751	14,905	785,067	19,774
Corporate bonds	1,020,976	8,683	1,778,342	19,400	2,799,318	28,083
Mortgage-backed securities	711,735	8,358	522,287	14,655	1,234,022	23,013
Other debt securities	721,954	8,330	739,494	9,407	1,461,448	17,737
Equity securities (marketable)	136,827	6,200	516	21	137,343	6,221

Total	10,578,571	48,627	3,607,341	72,236	14,185,912	120,863

Held-to-maturity securities:
Debt securities:
Japanese government bonds	79,934	72	837,267	1,809	917,201	1,881
Japanese local gov’t bonds	—	—	48,904	186	48,904	186
U.S. Treasury bonds	—	—	312,394	6,185	312,394	6,185

Total	79,934	72	1,198,565	8,180	1,278,499	8,252

	Less than 12 months		12 months or more		Total
	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair Value	Gross unrealized losses
	(in millions of yen)
September 30, 2007
Available-for-sale securities:
Debt securities:
Japanese government bonds	6,752,403	31,233	28,849	226	6,781,252	31,459
Japanese local gov’t bonds	1,047	5	51,302	779	52,349	784
U.S. Treasury bonds	994,076	8,316	215,931	13,271	1,210,007	21,587
Other foreign gov’t bonds	152,952	480	173,127	9,268	326,079	9,748
Corporate bonds	1,757,179	21,123	1,534,303	22,613	3,291,482	43,736
Mortgage-backed securities	1,395,708	36,308	535,451	21,918	1,931,159	58,226
Other debt securities	723,057	2,384	997,367	15,242	1,720,424	17,626
Equity securities (marketable)	348,160	30,687	370	70	348,530	30,757

Total	12,124,582	130,536	3,536,700	83,387	15,661,282	213,923

Held-to-maturity securities:
Debt securities:
Japanese government bonds	79,975	29	478,384	1,168	558,359	1,197
Japanese local gov’t bonds	—	—	48,283	131	48,283	131
U.S. Treasury bonds	—	—	274,770	2,081	274,770	2,081

Total	79,975	29	801,437	3,380	881,412	3,409

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If it is determined that the impairment is other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The MHFG Group has determined that the unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2007, are not other-than-temporary, because such losses have resulted primarily from rising interest rates and the MHFG Group has the ability and intent to hold them for a period of time sufficient to recover gross unrealized losses.

For the six months ended September 30, 2006 and 2007, losses resulting from write-downs for other-than-temporary impairment on available-for-sale securities were ¥96,204 million and ¥71,639 million, respectively. No impairment losses were recorded on held-to-maturity securities for those periods. The fair value of foreign currency denominated-securitization products related to RMBS, CDO, ABS, CLO, etc. was approximately ¥1,200 billion at September 30, 2007, which were recorded in available-for-sale securities. Losses resulting from write-downs for other-than-temporary impairment on those securitization products were ¥16 billion for the six months ended September 30, 2007.

Other Investments

Other investments are comprised of (1) investments, in investees over which the MHFG Group has the ability to exert significant influence, which are accounted for using the equity method of accounting, (2) investments held by consolidated investment companies, which are carried at fair value with changes in fair value recorded in earnings, and (3) other equity interests, which consist primarily of non-marketable equity securities outside the scope of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No.115”), which are stated at acquisition cost, less other-than-temporary impairment, if any.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2007 and September 30, 2007.

	March 31, 2007	September 30, 2007
	(in millions of yen)
Domestic:
Manufacturing	7,662,036	7,916,107
Construction	1,502,442	1,440,722
Real estate	6,647,086	6,519,847
Services	6,120,059	5,776,614
Wholesale and retail	6,356,583	6,210,194
Transportation	2,594,601	2,417,597
Banks and other financial institutions	4,286,617	4,097,110
Government and public institutions	6,099,359	5,451,345
Other industries (Note)	5,451,861	4,835,762
Individuals:
Mortgage loans	11,025,079	11,113,057
Other	1,338,493	1,263,931

Total domestic	59,084,216	57,042,286

Foreign:
Commercial and industrial	7,963,577	8,671,022
Banks and other financial institutions	1,675,503	2,032,911
Government and public institutions	366,292	313,739
Other (Note)	184,898	388,676

Total foreign	10,190,270	11,406,348

Total	69,274,486	68,448,634
Less: Unearned income and deferred loan fees—net	91,619	108,802

Total loans before allowance for loan losses	69,182,867	68,339,832

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated variable interest entities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

The MHFG Group considers both loans that are subject to SFAS No.114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No.5 and 15” (“SFAS No.114”) and small balance, homogenous loans to be impaired when it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Among other things, restructured loans under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS No.15”) and loans that are 90 days or more delinquent are generally considered to be impaired. All of the MHFG Group’s impaired loans are designated as nonaccrual loans. A summary of the recorded balances of impaired loans and the related allowance for loan losses at March 31, 2007 and September 30, 2007 is shown below:

	March 31, 2007		September 30, 2007
	Recorded impaired loan balance	Allowance for loan losses on impaired loans	Recorded impaired loan balance	Allowance for loan losses on impaired loans
	(in millions of yen)
Impaired loans requiring an allowance for loan losses	1,403,829	602,148	1,116,206	469,057
Impaired loans not requiring an allowance for loan losses (Note)	125,037	—	173,191	—

Total	1,528,866	602,148	1,289,397	469,057

Note:	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower cost or fair value. The outstanding balance of loans held for sale was approximately ¥860 billion at September 30, 2007. Losses related to those loans held for sale of ¥24 billion were reported in Other noninterest expenses for the six months ended September 30, 2007.

6. Allowance for loan losses

Changes in the allowance for loan losses for the six months ended September 30, 2006 and 2007 are shown below:

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Balance at beginning of period	812,321	946,147

Provision (credit) for loan losses	(70,802)	(63,461)

Charge-offs	39,817	131,851
Less: Recoveries	40,090	18,381

Net charge-offs (recoveries)	(273)	113,470

Others (Note)	945	(53)

Balance at end of period	742,737	769,163

Note:	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred stock

The composition of preferred stock at March 31, 2007 and September 30, 2007 is as follows:

March 31, 2007	Aggregate amount	Number of shares
Class of stock		Authorized	Issued
	(in millions of yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740
Class XII preferred stock	—	1,500,000	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690

Total	980,430	4,398,500	980,430

September 30, 2007	Aggregate amount	Number of shares
Class of stock		Authorized	Issued
	(in millions of yen)
Eleventh series class XI preferred stock	943,740	1,398,500	943,740
Class XII preferred stock	—	1,500,000	—
Thirteenth series class XIII preferred stock	36,690	1,500,000	36,690

Total	980,430	4,398,500	980,430

8. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2006 and 2007 were as follows:

September 30, 2006	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Fourth series class IV preferred stock	47,600	7,140
Sixth series class VI preferred stock	42,000	6,300
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	4,000	46,434

Total		79,850

September 30, 2007	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	20,000	18,875
Thirteenth series class XIII preferred stock	30,000	1,101
Common stock (Note)	7,000	81,254

Total		101,230

Note:	Dividends paid on treasury stock are excluded.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Regulatory matters

Regulatory capital requirements

MHFG, Mizuho Corporate Bank, Ltd. (“MHCB”), Mizuho Bank, Ltd. (“MHBK”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”) are subject to regulatory capital requirements administered by the Financial Services Agency (“FSA”) in accordance with the provisions of the Banking Law and related regulations.

Capital adequacy ratios of MHFG, MHCB, MHBK, and MHTB as of March 31, 2007 and September 30, 2007 calculated in accordance with Japanese GAAP and guidelines established by the Ministry of Finance and the FSA are set forth in the following table:

	March 31, 2007		September 30, 2007
	Amount	Ratio	Amount	Ratio
	(in millions of yen, except percentages)
Consolidated:
MHFG:
Tier 1 capital:
Required	2,831,820	4.00	2,821,006	4.00
Actual	4,933,562	6.96	4,918,749	6.97
Total risk-based capital:
Required	5,663,639	8.00	5,642,013	8.00
Actual	8,841,383	12.48	8,322,880	11.80
MHCB:
Tier 1 capital:
Required	1,520,976	4.00	1,535,577	4.00
Actual	3,256,830	8.56	3,284,032	8.55
Total risk-based capital:
Required	3,041,953	8.00	3,071,155	8.00
Actual	5,329,535	14.01	5,009,985	13.05
MHBK:
Tier 1 capital:
Required	581,072	2.00	558,272	2.00
Actual	2,067,733	7.11	2,122,185	7.60
Total risk-based capital:
Required	1,162,144	4.00	1,116,544	4.00
Actual	3,412,842	11.74	3,420,742	12.25
MHTB:
Tier 1 capital:
Required	160,608	4.00	164,281	4.00
Actual	359,840	8.96	352,546	8.58
Total risk-based capital:
Required	321,216	8.00	328,562	8.00
Actual	630,065	15.69	604,016	14.70

Non-consolidated:
MHCB:
Tier 1 capital:
Required	1,425,251	4.00	1,425,761	4.00
Actual	2,922,860	8.20	3,153,883	8.84
Total risk-based capital:
Required	2,850,502	8.00	2,851,523	8.00
Actual	5,426,210	15.22	5,142,335	14.42
MHBK:
Tier 1 capital:
Required	531,725	2.00	531,557	2.00
Actual	1,965,319	7.39	1,984,728	7.46
Total risk-based capital:
Required	1,063,450	4.00	1,063,115	4.00
Actual	3,223,174	12.12	3,217,383	12.10
MHTB:
Tier 1 capital:
Required	159,238	4.00	162,704	4.00
Actual	353,206	8.87	344,992	8.48
Total risk-based capital:
Required	318,475	8.00	325,409	8.00
Actual	621,307	15.60	594,396	14.61

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy rules of the FSA under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2007, that MHFG, MHCB, MHBK, MHTB, and their securities subsidiaries in Japan are in compliance with all capital adequacy requirements to which they are subject.

10. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Net income:
Net income	651,803	545,131
Less: Net income attributable to preferred shareholders	3,498	—

Net income attributable to common shareholders	648,305	545,131

Effect of dilutive securities:
Convertible preferred stock	—	—

Net income attributable to common shareholders after assumed conversions	648,305	545,131

	Six months ended September 30,
	2006	2007
	(thousands of shares)
Shares:
Weighted average common shares outstanding	11,608	11,568

Effect of dilutive securities:
Convertible preferred stock (Note)	993	1,304

Weighted average common shares after assumed conversions	12,601	12,872

	Six months ended September 30,
	2006	2007
	(in yen)
Amounts per common share:
Basic net income per common share	55,850.99	47,123.37

Diluted net income per common share	51,449.56	42,350.61

Note:	The number of the dilutive common shares is based on the conversion price as of each six months period-end.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

11. Income taxes

The statutory tax rate as of September 30, 2006 and 2007 is 40.69%. The effective tax rates, (4.93%) and 0.33% for the six months ended September 30, 2006 and 2007 respectively, differ from the statutory tax rate mainly because of the change in the valuation allowance for deferred tax assets. The change in the valuation allowance primarily reflects the utilization of net operating loss carryforwards and changes in the amounts of sources of future taxable income, including future reversals of existing taxable temporary differences and tax planning strategies.

At September 30, 2007, the MHFG Group had net operating loss carryforwards totaling ¥6,157 billion.

The MHFG Group adopted FIN No. 48 as of April 1, 2007 that resulted in an increase to the beginning balance of accumulated deficit of ¥2,597 million. The total amount of unrecognized tax benefits including ¥406 million interest and penalties was ¥6,135 million as of April 1, 2007, of which ¥3,931 million would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense. The total amount of unrecognized tax benefits as of September 30, 2007 was ¥4,293 million.

The MHFG Group is currently subject to ongoing tax audits in some jurisdictions including Japan, the United States, and the United Kingdom. The oldest years open to tax audits in those three jurisdictions are 2000, 1998 and 2002 respectively.

12. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Service cost-benefits earned during the period	11,152	11,924
Interest costs on projected benefit obligation	19,487	13,547
Expected return on plan assets	(39,013)	(47,206)
Amortization of prior service benefit	(219)	(221)
Amortization of net actuarial gain	(8,256)	(3,354)
Special termination benefits	2,590	2,967

Net periodic benefit cost	(14,259)	(22,343)

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2007, MHFG and certain subsidiaries expect to contribute approximately ¥35 billion to their pension plans during the fiscal year ending March 31, 2008. For the six months ended September 30, 2007, ¥17 billion of contributions have been made. MHFG and certain subsidiaries currently anticipate contributing an additional ¥18 billion during the remainder of the fiscal year ending March 31, 2008 for a total of ¥35 billion.

13. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products and credit risk associated with counterparty default or nonperformance on transactions.

Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions.

Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

The Group enters into the following derivative transactions that do not qualify for hedge accounting under SFAS No. 133 with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit default swap transactions for the purpose of hedging the credit risk in loans, RMBS, commercial mortgage-backed securities (“CMBS”), CLO etc. Hedge accounting is not adopted with respect to these transactions and such derivatives are accounted for as trading positions.

Hedging activities

In order to qualify for hedge accounting under SFAS No.133, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

Fair value hedges

The MHFG Group primarily uses bond options to modify exposure to changes in fair value of available-for-sale debt securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Foreign exchange gains (losses)—net in earnings.

The following table summarizes certain information related to the MHFG Group’s hedging activities for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Fair value hedges:
Hedge ineffectiveness recognized in earnings	—	—
Net gain (loss) excluded from assessment of effectiveness	(10,046)	(3,861)

Net investment hedges:
Net gain (loss) included in foreign currency translation adjustment within accumulated other comprehensive income	(13,283)	(45,023)

14. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to FIN No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No.5, 57, and 107 and rescission of FASB Interpretation No.34” (“FIN No.45”) at fair value on the consolidated balance sheets at the inception of the guarantee.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2007 and September 30, 2007. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2007	September 30, 2007
	(in millions of yen)
Performance guarantees	1,678,749	1,889,328
Guarantees on loans	1,126,958	1,088,221
Guarantees on securities	23,977	7,882
Other guarantees	1,057,360	1,266,389
Guarantees for the repayment of trust principal	1,159,966	1,085,298
Liabilities of trust accounts	6,073,687	6,630,529
Derivative financial instruments	120,008,379	182,532,376

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2007 and September 30, 2007:

	March 31, 2007	September 30, 2007
	(in millions of yen)
Commitments to extend credit	47,904,584	48,092,411
Commitments to invest in securities	136,544	174,984
Commercial letters of credit	535,845	489,448

Total	48,576,973	48,756,843

15. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. These transactions are discussed below. The maximum exposure to loss that is discussed in this section is the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing, and it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The tables below present the carrying amount and classification of assets that were collateral for the obligations of VIEs where the MHFG Group was the primary beneficiary, as of March 31, 2007 and September 30, 2007:

Consolidated assets by type of entity	March 31, 2007	September 30, 2007
	(in millions of yen)
Asset-backed commercial paper/loan programs	3,256,152	3,145,945
Asset-backed securitizations	650,702	718,773
Investments in securitization products	335,563	196,489
Investment funds	722,398	863,977

Total	4,964,815	4,925,184

Consolidated assets by asset classification	March 31, 2007	September 30, 2007
	(in millions of yen)
Cash and due from banks and deposits	6,602	18,564
Call loans	7,335	4,721
Trading account assets	709,444	954,570
Investments	115,897	116,161
Loans	4,056,344	3,769,045
Other	69,193	62,123

Total	4,964,815	4,925,184

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group also provides liquidity and credit support facilities and financing to the VIEs.

In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these conduits, where the MHFG Group was deemed to be the primary beneficiary through participation in a majority of expected losses, expected residual returns or both.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ various off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue CDO or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

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(Unaudited)—(Continued)

needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counter party, and/or investor to debt and equity instruments.

The MHFG Group consolidated several of the entities discussed above because it participated in a majority of expected losses, expected residual returns or both, through securities it purchases from and/or financing it provides to the entities.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these VIEs, where the MHFG Group was deemed to be the primary beneficiary through the participation in a majority of expected losses, expected residual returns or both.

With respect to certain of these three types of VIEs, asset-backed commercial paper/loan programs, asset-backed securitizations and investments in securitization products, the MHFG Group determined that it was not the primary beneficiary but had significant variable interests. As of March 31, 2007 and September 30, 2007, total assets of such entities were ¥1,522,248 million and ¥1,886,003 million, respectively, and the MHFG Group’s maximum exposure to loss, which means the contractual or notional amounts of liquidity facilities and other off-balance-sheet credit related support or principal amount of financing, was ¥87,073 million and ¥220,391 million, respectively.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. In accordance with the consolidation requirements of FIN No.46R, the MHFG Group consolidated certain of these funds, where the MHFG Group was deemed to be the primary beneficiary because it owned a majority of the interests in these funds, and participated in a majority of expected losses, expected residual returns or both.

In certain of these entities, the MHFG Group determined that it was not the primary beneficiary but had significant variable interests. As of March 31, 2007 and September 30, 2007, the total assets of these entities were ¥1,501,188 million and ¥3,150,020 million, respectively, and the MHFG Group’s maximum exposure to loss was ¥176,358 million and ¥420,138 million, respectively.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties.

As a trustee, the MHFG Group is required to exercise due care in managing and safe-keeping of the assets entrusted. Since the MHFG Group manages and administers entrusted assets in a capacity of an agent or

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(Unaudited)—(Continued)

fiduciary on behalf of its customers and is required to segregate trust assets from its proprietary assets, trust accounts are recorded separately from the MHFG Group’s general accounts and are not included in its consolidated financial statements.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The MHFG Group determined that it does not absorb a majority of expected losses or residual returns in connection with these trust arrangements and, therefore, the trust accounts are not included in the consolidated financial statements of the MHFG Group. The balances of guaranteed principal at March 31, 2007 and September 30, 2007 were ¥1,160 billion and ¥1,085 billion, respectively. The trust fees for the six months ended September 30, 2006 and 2007 were ¥4,578 million and ¥3,081 million, respectively. The asset size at March 31, 2007 and September 30, 2007 was ¥1,162 billion and ¥1,088 billion, respectively. The MHFG Group’s maximum exposure to loss at March 31, 2007 and September 30, 2007 was ¥573 billion and ¥490 billion, respectively.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary; it does not assume risks associated with the entrusted assets. For substantially all non-guaranteed trust arrangements, the trust beneficiaries receive the majority of expected residual returns and absorb the majority of expected losses based on the performance of the trust assets. Non-guaranteed trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. However, the Group’s variable interests in these entities are not significant.

Securitization

The MHFG Group had no significant transfers of financial assets in securitization transactions accounted for as sales for the fiscal year ended March 31, 2007 and for the six months ended September 30, 2007. The MHFG Group securitized mortgage loans during the fiscal year ended March 31, 2005 and recognized gains of ¥10,847 million on the securitization transactions. In connection with the securitization transactions, the Group provides servicing for and holds retained interests in the securitized mortgage loans. The Group’s retained interests consist of subordinated beneficial interests and retained credit exposure. The values of the subordinated beneficial interests are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The retained credit exposure is in the form of a guarantee by a subsidiary of the Group. The carrying amount of this retained credit exposure was not considered material at March 31, 2007 and September 30, 2007. No servicing assets or liabilities were recorded as a result of these transactions since the Group received adequate compensation.

Key economic assumptions used in measuring the fair value of the subordinated beneficial interests at the date of securitization were as follows:

Discount rate	0.08-2.57%
Prepayment rate	4.14%
Weighted-average life (in years)	8.18
Expected credit losses	0.18%

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At March 31, 2007 and September 30, 2007, key assumptions used in measuring the fair value of the subordinated beneficial interests and the sensitivities of the fair value to an immediate adverse change of 10% and 20% in those assumptions were as follows:

	March 31, 2007	September 30, 2007
Discount rate	0.98-2.50%	1.41-2.56%
Prepayment rate	6.08%	5.55%
Weighted-average life (in years)	6.77	6.86
Expected credit losses	0.12%	0.12%

	March 31, 2007	September 30, 2007
	(in millions of yen)
Carrying value of subordinated beneficial interest	24,109	23,217
Discount rate:
Impact of 10% adverse change	741	749
Impact of 20% adverse change	1,460	1,475
Prepayment rate:
Impact of 10% adverse change	336	316
Impact of 20% adverse change	647	583
Expected credit losses:
Impact of 10% adverse change	166	144
Impact of 20% adverse change	304	295

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the subordinated beneficial interest is calculated without changing any other assumption; in reality, changes could be correlated and changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from securitization for the six months ended September 30, 2006 and 2007:

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Servicing fees received	97	86
Cash flows received on subordinated beneficial interests	1,701	1,358

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(Unaudited)—(Continued)

The tables below show the reconciliation between managed basis and on-balance-sheet amounts of mortgage loans balances including delinquencies at March 31, 2007 and September 30, 2007, and that of net credit losses for the six months ended September 30, 2006 and 2007:

	March 31, 2007		September 30, 2007
	Principal balance	Delinquencies	Principal balance	Delinquencies
	(in millions of yen)
Principal balance and delinquencies
Total mortgage loans managed together	9,199,057	42,556	9,243,613	48,641
Less:
Securitized amounts	225,028	1,086	212,052	1,627

On-balance-sheet amounts	8,974,029	41,470	9,031,561	47,014

	Six months ended September 30,
	2006	2007
	(in millions of yen)
Net credit losses
Total mortgage loans managed together	3,747	2,590
Less:
Securitized amounts	258	53

On-balance-sheet amounts	3,489	2,537

The on-balance-sheet amounts in the tables above do not include separately managed mortgage loans, the principal balance of which were ¥2,051 billion and ¥2,081 billion at March 31, 2007 and September 30, 2007, respectively.

16. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used as a measure of the profitability of core banking operations in Japan, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring expenses). Measurement by net business profits is required for regulatory reporting to the FSA. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and is not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with income before income tax expense (benefit) under U.S. GAAP.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB. Operating segments of MHCB and MHBK are

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(Unaudited)—(Continued)

aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

The Global Corporate Group

MHCB

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities. Effective April 1, 2007, MHCB has changed its organization and structure to enhance its global strategies. The key points of the change are to reform the corporate restructuring business unit and to establish the global alternative investment unit.

(1) Domestic

This segment consists of the following five units of MHCB: corporate banking, financial institutions & public sector business, global syndicated finance, global financial products, and global transaction banking. As the result of the organizational and structural change as mentioned above, the corporate restructuring business unit has been merged with the corporate banking unit, while the some part has been transferred to the global financial products unit. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements, leveraged finance and structured finance.

(2) International

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(3) Trading and others

This segment consists of the global markets unit, the global portfolio management unit, and the global alternative investment unit. Effective April 1, 2007, the global alternative investment unit has been established to expand into new business area. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

(4) MHSC

MHSC is the primary investment banking arm in the Global Corporate Group and offers wholesale securities and investment banking services, such as underwriting and trading of bonds and equities, advisory services, and structured finance, to large and international corporations, financial institutions, and public entities.

(5) Others

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

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(Unaudited)—(Continued)

The Global Retail Group

MHBK

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(6) Retail banking

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(7) Corporate banking

This segment consists of the following two business groups of MHBK: corporate banking and public sector banking. These two business groups provide loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(8) Trading and others

The trading and ALM group supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

(9) MHIS

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

(10) Others

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

The Global Asset & Wealth Management Group

(11) MHTB

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

(12) Others

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Mizuho Private Wealth Management, TCSB and asset management companies. They offer products and services related to private banking, trust and custody, and asset management.

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(Unaudited)—(Continued)

(13) Others

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

The information below for reportable segments for the six months ended September 30, 2006 and 2007 is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
Six months ended September 30, 2006		MHCB							MHBK
	Total	Total	Domestic	Inter- national	Trading and others	MHSC	Others	Total	Total	Retail banking	Corpo- rate banking	Trading and others	MHIS	Others	Total	MHTB	Others
			(1)	(2)	(3)	(4)	(5)			(6)	(7)	(8)	(9)	(10)		(11)	(12)
	(in billions of yen)
Gross profits:(3)
Net interest income (expense)	199.2	157.2	104.1	35.3	17.8	1.2	40.8	315.7	294.2	124.9	163.8	5.5	0.6	20.9	25.7	25.2	0.5	(5.5)	535.1
Net noninterest income	159.8	99.6	45.9	28.9	24.8	46.2	14.0	219.8	182.8	22.5	113.8	46.5	27.5	9.5	80.2	57.8	22.4	2.6	462.4

Total	359.0	256.8	150.0	64.2	42.6	47.4	54.8	535.5	477.0	147.4	277.6	52.0	28.1	30.4	105.9	83.0	22.9	(2.9)	997.5
General and administrative expenses	182.6	119.3	43.3	31.1	44.9	28.5	34.8	291.0	260.4	98.9	121.7	39.8	21.3	9.3	62.1	44.0	18.1	(10.2)	525.5
Others	(21.9)	—	—	—	—	—	(21.9)	(5.4)	—	—	—	—	—	(5.4)	(1.3)	—	(1.3)	4.3	(24.3)

Net business profits	154.5	137.5	106.7	33.1	(2.3)	18.9	(1.9)	239.1	216.6	48.5	155.9	12.2	6.8	15.7	42.5	39.0	3.5	11.6	447.7

	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group			Others (13)	Total
Six months ended September 30, 2007		MHCB							MHBK
	Total	Total	Domestic	Inter- national	Trading and others	MHSC	Others	Total	Total	Retail banking	Corpo- rate banking	Trading and others	MHIS	Others	Total	MHTB	Others
			(1)	(2)	(3)	(4)	(5)			(6)	(7)	(8)	(9)	(10)		(11)	(12)
	(in billions of yen)
Gross profits:(3)
Net interest income (expense)	194.1	150.1	91.9	32.4	25.8	5.1	38.9	324.1	300.8	150.5	165.3	(15.0)	0.5	22.8	26.9	26.2	0.7	(7.2)	537.9
Net noninterest income	166.7	151.8	48.2	47.3	56.3	28.4	(13.5)	195.0	166.1	21.0	90.1	55.0	30.9	(2.0)	82.2	54.0	28.2	6.1	450.0

Total	360.8	301.9	140.1	79.7	82.1	33.5	25.4	519.1	466.9	171.5	255.4	40.0	31.4	20.8	109.1	80.2	28.9	(1.1)	987.9
General and administrative expenses	200.0	123.6	42.2	35.9	45.5	32.3	44.1	289.7	267.2	107.3	114.2	45.7	22.3	0.2	63.7	43.9	19.8	(9.5)	543.9
Others	(25.7)	—	—	—	—	—	(25.7)	(8.0)	—	—	—	—	—	(8.0)	(0.9)	—	(0.9)	4.6	(30.0)

Net business profits	135.1	178.3	97.9	43.8	36.6	1.2	(44.4)	221.4	199.7	64.2	141.2	(5.7)	9.1	12.6	44.5	36.3	8.2	13.0	414.0

Notes:
(1)	(5) Others, (10) Others, and (12) Others include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. (13) Others include elimination of transactions between the Global Groups.
(2)	Credit-related costs for trust accounts are excluded from gross profits.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2006 and 2007 presented above to income before income tax expense (benefit) shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2006	2007
	(in billions of yen)
Net business profits	447.7	414.0

U.S. GAAP adjustments	17.0	34.0
Credit for loan losses	70.8	63.5
Net gains related to equity investments	74.4	49.2
Credit-related costs for trust accounts	—	—
Non-recurring personnel expense	2.5	0.7
Gains on disposal of premises and equipment	27.2	17.1
(Provision) credit for losses on off-balance-sheet instruments	16.3	(6.6)
Minority interest in consolidated subsidiaries	(11.5)	(8.7)
Others—net	(23.2)	(16.3)

Income before income tax expense (benefit)	621.2	546.9

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

17. Subsequent events

Issuance of preferred securities

On January 11, 2008, preferred securities were issued through an overseas special purpose company in the Cayman Islands. The proceeds were ultimately provided to the banking subsidiaries as perpetual subordinated loans, and it had an increasing effect on Tier 1 capital. The following table describes the details of the preferred securities:

Description of preferred securities
Issuer	Mizuho Capital Investment (JPY) 2 Limited (It is an overseas special purpose company established in the Cayman Islands, the voting rights of which are wholly owned by MHFG.)

Type of securities	Japanese yen denominated non-cumulative perpetual preferred securities (no right to convert into MHFG’s shares is granted)

Aggregate issue amount	274.5 billion Japanese Yen

Dividend rate	3.28% per annum (fixed rate until June 2018) floating rate after June 2018 (with step-up)

Third-party allocation of new shares by Mizuho Securities Co., Ltd.

On December 5, 2007, the boards of directors of MHFG and MHCB resolved for MHCB to subscribe to a new share issuance of ¥150 billion through a third-party allocation by its subsidiary, MHSC. MHCB completed its payment on the following day.

On January 31, 2008, the boards of directors of MHFG and MHCB resolved for MHCB to subscribe to an additional new share issuance of ¥250 billion through a third-party allocation by its subsidiary, MHSC. MHCB completed its payment on the same day.

The purpose of these increases in capital by MHSC is to strengthen the capital base and business platform for the entire MHSC group.

The postponement of merger of Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd.

On December 20, 2007, MHSC and Shinko Securities Co., Ltd. (“Shinko”), our equity method affiliate, decided to postpone the expected effective date of merger from January 1, 2008 until May 7, 2008.

MHSC and Shinko are in negotiations for the amendment of the terms, including the merger ratio, of the merger agreement dated March 29, 2007.